UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ORYON TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68764G 107
(CUSIP Number)

Karl Hartey

9-11 Salop Road

Oswestry, Shropshire SY11 NRJ

England

+44 7860 384308
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68764G 107	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EFL Tech B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,238,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,238,527

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,238,527[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON CO

[1]	Includes 85,271,779 shares of the Issuer’s common stock currently held by EFL Tech B.V., and an additional 214,966,748 shares of common stock issuable within sixty (60) days.

SCHEDULE 13D

CUSIP No. 68764G 107	Page 3 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EFL Tech International Group N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,238,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,238,527

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,238,527[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON CO

[2]	Shares of Common Stock held directly by EFL Tech B.V. EFL Tech International Group N.V. holds 100% of the issued and outstanding equity interests of EFL Tech B.V.

SCHEDULE 13D

CUSIP No. 68764G 107	Page 4 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Hatzimihail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,238,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,238,527

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,238,527[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%
14	TYPE OF REPORTING PERSON IN

[3]	Shares of Common Stock held directly by EFL Tech B.V. Hatzimihail owns approximately 70% of the equity interests of EFL Tech International Group N.V., which holds 100% of the issued and outstanding equity interests of EFL Tech B.V.

SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Oryon Technologies, Inc., a Nevada corporation (the “Issuer”), and is being filed by EFL Tech B.V., a Netherlands company (“EFL Tech”) and, as a result of their direct or indirect ownership of EFL Tech, joined by EFL Tech International Group N.V., a Netherlands company (“EFL International”) and George Hatzimihail (“Hatzimihail,” and collectively with EFL Tech and EFL International, the “Reporting Persons”). The Issuer’s principal executive offices are located at 4251 Kellway Circle, Addison, Texas 75206.

ITEM 2.	Identity and Background.

(a)	Name. The names of the Reporting Persons are as follows:

EFL Tech B.V.

EFL Tech International Group N.V.

George Hatzimihail

(b)	Business Address. The respective business addresses of the Reporting Persons are as follows:

EFL Tech

Eerste Industrieweg 15b

5451 GV Mill

The Netherlands

EFL International

Eerste Industrieweg 15b

5451 GV Mill

The Netherlands

Hatzimihail

100 Lambi

Kos Island

Greece

(c)	Occupation and Employment.

EFL International is a holding company.

EFL Tech is an advanced technology company providing solutions for Electroluminescent, Electrochromic, Transparent Organic Photovoltaic and Augmented Reality technology-related products.

5

Hatzimihail is a private businessman and currently serves as a Director of EFL Tech and EFL International.

(d) and (e)	Proceedings. During the previous five (5) years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

EFL Tech is a corporation formed and existing under the laws of The Netherlands.

EFL International is a corporation formed and existing under the laws of The Netherlands.

Hatzimihail is a citizen of Greece.

ITEM 3.	Source and Amount of Funds or Other Consideration.

EFL Tech is the beneficial owner of 300,238,527 of the Issuer’s Common Stock (the “Shares”), of which 85,271,779 shares of Common Stock are currently issued and outstanding, with 214,966,748 shares of Common Stock being issuable within sixty (60) days upon EFL Tech’s payment of two separate installments, on or before February 28, 2014 and March 31, 2014, respectively, under that certain Subscription Agreement, dated January 21, 2014, between the Issuer and EFL Tech (the “Subscription Agreement”). Upon issuance of all shares required to be issued under the Subscription Agreement, EFL Tech will hold approximately 75% of the issued and outstanding shares of capital stock of the Issuer, calculated on a fully diluted basis.

The number of such additional shares of Common Stock to be issued to EFL Tech upon payment of the remaining amounts specified in the Subscription Agreement may change if the Issuer issues (or cancels) additional shares of Common Stock (or securities convertible into Common Stock) prior to the date such additional amounts are paid. It is the intent of the parties, through the Subscription Agreement, that EFL Tech directly own shares of Common Stock constituting 75% of the issued and outstanding shares of Common Stock of the Issuer, calculated on a fully diluted basis, upon payment of such amounts required by the Subscription Agreement.

EFL Tech acquired (or intends to acquire) the Shares with funds from its working capital. The Shares are not pledged as security against borrowed funds.

ITEM 4.	Purpose of Transaction.

The Issuer and EFL Tech entered into the Subscription Agreement pursuant to which EFL Tech acquired (or intends to acquire) approximately 75% of the issued and outstanding shares of capital stock of the Issuer, as calculated on a fully diluted basis. EFL Tech is a wholly-owned subsidiary of EFL International, which hereby joins this Statement on Schedule 13D to reflect its control over EFL Tech and, as a result, investment and voting control over the Shares. Hatzimihail beneficially owns approximately 70% of the issued and outstand shares of capital stock of EFL International and hereby joins this Statement on Schedule 13D to reflect his control over EFL International and, indirectly, investment and voting control over the Shares.

6

EFL Tech acquired 85,271,779 of the Shares upon the closing of the transactions contemplated by the Subscription Agreement for investment purposes which had the effect of obtaining control over the Issuer. Pursuant to the Subscription Agreement, EFL Tech (i) paid the Issuer $1,000,000 on or about the Closing Date (as defined in the Subscription Agreement), (ii) agreed to invest an additional $500,000 in two separate $250,000 tranches on February 28, 2014 and March 31, 2014, respectively, and (iii) caused EFL Holdings Tech B.V., an affiliate of EFL Tech and EFL International (“EFL Holdings”), to enter into (1) a Licensing Agreement with the Issuer pursuant to which the Issuer was granted an exclusive worldwide license covering all “electroluminescent” (“EL”) related patents, trademarks and other intellectual property of EFL Holdings, and (2) an Equipment Lease Agreement with the Issuer pursuant to which EFL Holdings leased certain EL printing equipment to the Issuer at no cost. The foregoing descriptions of such License Agreement and Equipment Lease Agreement are qualified in their entirety by reference to the full text of such respective agreements.

Upon payment of the $250,000 tranche due on or before February 28, 2014, the Issuer will issue such number of additional shares of Common Stock as shall be necessary to cause EFL Tech to own 63% of the issued and outstanding capital stock of the Issuer, as calculated on a fully diluted basis on such date. Upon payment of the full $250,000 tranche due on or before March 31, 2014 (and assuming payment of the February 28, 2014 tranche has been made), the Issuer will issue such number of shares of Common Stock as shall be necessary to cause EFL Tech to own 75% of the issued and outstanding capital stock of the Issuer, as calculated on a fully additional diluted basis on such date. The number of such additional shares of Common Stock to be issued to EFL Tech upon payment of the remaining amounts specified in the Subscription Agreement may change if the Issuer issues (or cancels) shares of Common Stock (or securities convertible into Common Stock) prior to the date such additional amounts are paid by EFL Tech. It is the intent of the parties, through the Subscription Agreement, that EFL Tech directly own shares of Common Stock constituting 75% of the issued and outstanding shares of Common Stock of the Issuer, calculated on a fully diluted basis, upon payment of such amounts required by the Subscription Agreement.

Pursuant to the Subscription Agreement and in connection with the initial closing thereunder, (i) Thomas P. Schaeffer resigned from his position as President of the Issuer (but retained his position as Chief Executive Officer), (ii) two (2) members of the Board of Directors of the Issuer resigned from the Board of Directors, (iii) the size of the Board of Directors of the Issuer was increased from five (5) to seven (7), (iv) the Board of Directors filled one of the vacancies on the Board of Directors by appointing Clifton Kwang-Fu Shen, Ph.D., a designee of EFL Tech, to the Board of Directors, and (v) the Board of Directors of the Issuer approved and adopted an amendment to the Amended and Restated Bylaws of the Issuer removing a restriction on the Board of Directors’ ability to fill vacancies resulting from an increase in the size of the Board of Directors. The Board of Directors is expected to appoint a replacement to the office of President, which may be a member of EFL Tech’s management team, but no decision has been made, as of the date hereof, when such appointment will be made or who will be appointed.

Pursuant to the Subscription Agreement, EFL Tech has the right to designate a total of four (4) members of the Issuer’s Board of Directors, of which one (Clifton Kwang-Fu Shen, Ph.D.) was appointed to the Board of Directors effective January 21, 2014. No decision has been made as to who will be designated by EFL Tech with respect to its right to designate an additional three (3) members of the Board of Directors. The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement.

7

In connection with the issuance of the Shares, the Issuer and EFL Tech entered into a Registration Rights Agreement - Subscription Shares pursuant to which the Issuer agreed to provide EFL Tech with rights to request registration of then Shares under the Securities Act of 1933, as amended. The foregoing description of such Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes and had the effect of obtaining control over the Issuer. The Reporting Persons intend to periodically review the investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, the working capital needs of the Issuer and EFL Tech, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Issuer or dispose of the Shares through open market or privately negotiated transactions.

Except as set for the above, the Reporting Person does not have any additional current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as described in the Subscription Agreement;
•	any material change in the present capitalization or dividend policy of the Issuer, except as provided in the Subscription Agreement;
•	any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	any action similar to any of those enumerated above.

The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above, or engage in any of the activities set forth above.

8

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities. EFL Tech is the beneficial owner of 300,238,527 shares of Common Stock of the Issuer, representing approximately 75% of the class, calculated on a fully diluted basis, of which 85,271,779 are issued and outstanding as of the date hereof, and the remaining shares of Common Stock are issuable within sixty (60) days upon payment by EFL Tech of such additional amounts due under the Subscription Agreement. The number of such additional shares of Common Stock to be issued to EFL Tech upon payment of the remaining amounts specified in the Subscription Agreement may change if the Issuer issues (or cancels) additional shares of Common Stock (or securities convertible into Common Stock) prior to the date such additional amounts are paid. It is the intent of the parties, through the Subscription Agreement, that EFL Tech directly own shares of Common Stock constituting 75% of the issued and outstanding shares of capital stock of the Issuer, calculated on a fully diluted basis, upon payment of such amounts required by the Subscription Agreement.

EFL Tech has investment and voting control over the Shares, although as a result of its ownership of the capital stock of EFL Tech, EFL International is deemed to exercise shared voting and investment control over the Shares. Additionally, as a result of Hatzimihail’s ownership of approximately 70% of the capital stock of EFL International, as well as his position in the management of EFL International, Hatzimihail is deemed to share investment and voting control over the Shares.

(b)	Power to Vote and Dispose. The Reporting Persons may be deemed to share voting and dispositive power over the Shares identified in response to Item 5(a) above. Such Shares are owned directly by EFL Tech, which in turn is 100% owned by EFL International, of which Hatzimihail owns approximately 70% of the issued and outstanding shares of capital stock.

(c)	Transactions Within the Past 60 Days. Except for the transactions described in the Subscription Agreement, the Reporting Persons have not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof. During the past sixty (60) days, the Reporting Person has acquired (or intends to acquired) the Shares pursuant to the terms of the Subscription Agreement.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

(1)	EFL Tech and the Issuer are party to the Subscription Agreement, which is described above. The description of such Subscription Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 2.

(2)	EFL Tech and the Issuer are party to that certain Registration Rights Agreement - Subscription Shares, pursuant to which the Issuer granted the EFL demand and registration rights with respect to the Shares, as described therein. This description of such Registration Rights Agreement - Subscription Shares is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 3.

9

(3)	Pursuant to the Subscription Agreement, EFL Holdings and the Issuer entered into a License Agreement pursuant to which EFL Holdings granted the Issuer an exclusive worldwide license covering all EL-related patents, trademarks and other intellectual property of EFL Holdings. Such license is royalty-free until certain performance thresholds are achieved, at which point EFL Holdings will be due a one-time royalty payment of $500,000 from the Issuer. This description of such License Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 4.

(4)	Pursuant to the Subscription Agreement, EFL Holdings and the Issuer entered into an Equipment Lease Agreement pursuant to which EFL Holdings leased certain EL printing equipment to the Issuer at no cost. This description of such Equipment Lease Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 5.

(3)	Other than as set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, other than as set forth above, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Subscription Agreement, dated January 21, 2014, between EFL Tech and the Issuer.

3.	Registration Right Agreement - Subscription Shares, dated January 21, 2014, between EFL Tech and the Issuer.

4.	License Agreement, dated January 21, 2014, between EFL Holdings and the Issuer.

5.	Equipment Lease Agreement, dated January 21, 2014, between EFL Holdings and the Issuer.

10

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: January 31, 2014

REPORTING PERSONS:

EFL TECH B.V.

By:	/s/ KARL HARTEY
Name:	Karl Hartey
Title:	Director

EFL TECH INTERNATIONAL N.V.

By:	/s/ GEORGE HATZIMIHAIL
Name:	George Hatzimihail
Title:	Chairman

/s/ GEORGE HATZIMIHAIL
George Hatzimihail

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

11

INDEX OF EXHIBITS

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Subscription Agreement, dated January 21, 2014, between EFL Tech and the Issuer.

3.	Registration Right Agreement - Subscription Shares, dated January 21, 2014, between EFL Tech and the Issuer.

4.	License Agreement, dated January 21, 2014, between EFL Holdings and the Issuer.

5.	Equipment Lease Agreement, dated January 21, 2014, between EFL Holdings and the Issuer.

12

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Oryon Technologies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 31, 2014.

REPORTING PERSONS:

EFL TECH B.V.

By:	/s/ KARL HARTEY
Name:	Karl Hartey
Title:	Director

EFL TECH INTERNATIONAL N.V.

By:	/s/ GEORGE HATZIMIHAIL
Name:	George Hatzimihail
Title:	Chairman

/s/ GEORGE HATZIMIHAIL
George Hatzimihail

EXHIBIT 2

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”), dated as of January 21, 2014, by and between Oryon Technologies, Inc., a Nevada, U.S.A. corporation (the “Company”), and EFL Tech B.V., a Netherlands corporation (the “Purchaser”).

WITNESSETH

WHEREAS, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, shares of the Common Stock of the Company (defined below as the Subscription Securities), subject to the terms and conditions set forth in this Agreement;

WHEREAS, the Purchaser desires to pay to the Company, and the Company desires to receive from the Purchaser, the Consideration (as defined below) as payment for the Subscription Securities;

WHEREAS, in connection with the sale of the Subscription Securities by the Company and the payment of the Consideration by the Purchaser, and as part of the transactions contemplated by this Agreement (collectively, the “Transaction”), the Purchaser and the Company desire for the Company to be the Purchaser’s EL Headquarters (as defined below);

WHEREAS, in connection with the Transaction, the Purchaser and the Company desire to enter into the Business Relationship Agreement (as defined below) to establish the future business relationship between the two companies;

WHEREAS, in connection with the Transaction, the Purchaser and the Company desire to enter into the Equipment Lease (as defined below) to establish the terms and conditions under which the Purchaser will lease the Equipment to the Company for use in its business;

WHEREAS, in connection with the Transaction, the Purchaser and the Company desire to enter into the License Agreement (as defined below) to establish the terms and conditions under which the Purchaser will license the Purchaser IP to the Company for use in its business; and

WHEREAS, in connection with the Transaction, the parties hereto desire to enter into the Registration Rights Agreement – Subscription Securities (as defined below) under which the Company will grant certain rights to the Purchaser to have the Subscription Securities registered under the Securities Act (as defined below);

NOW THEREFORE, IN CONSIDERATION of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

Article 1

DEFINITIONS

1.1          Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings, for purposes of this Agreement, set forth in this Section 1.1:

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Additional Subscription Amount” shall have the meaning ascribed to such term in Section 2.2(a).

“Additional Subscription Securities” shall have the meaning ascribed to such term in Section 2.1(b)

“Advance” means the US$310,670.25 advanced by the Purchaser prior to the date hereof, which amount shall be credited against the Subscription Amount (and, without duplication, the Closing Subscription Amount).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act. For the purposes hereof EFL Holdings is an Affiliate of the Purchaser, and Oryon LLC is an Affiliate of the Company.

“Agreement” shall have the meaning ascribed to such term in the preamble.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Texas are closed.

“Business Relationship Agreement” means that certain Business Relationship Agreement by and among the Company, the Purchaser and EFL Holdings in substantially the form set forth in Exhibit H attached hereto.

“Closing” shall have the meaning ascribed to such term in Section 2.3.

“Closing Date” shall have the meaning ascribed to such term in Section 2.3.

“Closing Subscription Amount” shall have the meaning ascribed to such term in Section 2.2(a).

"Closing Subscription Securities" means any shares of Common Stock issuable or issued to the Purchaser by the Company pursuant to Section 2.1(a) and Section 2.6 and 2.7 (if applicable), following payment of the Closing Subscription Amount.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the shares of the common stock of the Company, par value $0.001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants, or other instrument, including without limitation the Exchange and Release Agreements (defined below), that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” shall have the meaning ascribed to such term in the preamble.

“Company Debt” shall have the meaning ascribed to such term in Section 3.1(i).

“Company Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).

“Company Patent Applications” shall have the meaning ascribed to such term in Section 3.1(o).

“Consideration” means the aggregate value paid or payable by the Purchaser to the Company for the Subscription Shares, including the Subscription Amount, the Equipment Lease, the License Agreement, and the Business Relationship Agreement, as described in Sections 2.1(a) and (b), and Section 2.4(b)(i).

“Contingent Subscription Amount” shall have the meaning ascribed to such term in Section 2.2(b).

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“DTC Program” shall have the meaning ascribed to such term in Section 3.1(cc).

“EFL Holdings” means EFL Holdings Tech, B.V., a Netherlands corporation.

“EL” means electroluminescent lamps, including the technology and intellectual property related thereto.

“Equipment” means the equipment described in Exhibit E attached hereto.

“Equipment Lease” means that certain Equipment Lease by and among the Purchaser and EFL Holdings, as lessors, and the Company, as lessee, in substantially the form set forth in Exhibit F attached hereto

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(r).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange and Release Agreements” means that certain Exchange and Release Agreement by and between the Company and an Exchanging Creditor, pursuant to which the Company intends to issue Exchange Shares to the Exchanging Creditors, in substantially the form set forth in Exhibit D attached hereto.

“Exchange Shares” shall have the meaning ascribed to such term in the Registration Rights Agreement – Exchange Shares.

“Exchanging Creditors” shall have the meaning ascribed to such term in the Registration Rights Agreement – Exchange Shares.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).

“IP Target” shall have the meaning ascribed to such term Section 2.2(b).

“License Agreement” means that certain License Agreement by and among the Purchaser and EFL Holdings, as licensors, and the Company, as licensee, in substantially the form set forth in Exhibit G attached hereto.

“Liens” means a lien, charge, security interest, mortgage, encumbrance, right of first refusal, covenant, condition, pre-emptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Oryon Group” means Oryon and each of its Subsidiaries.

“Oryon Group’s Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).

“Oryon LLC” means Oryon Technologies, LLC, a Texas Limited Liability Company and the Company’s principal operating Subsidiary.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PTO” shall have the meaning ascribed to such term in Section 3.1(o).

“Purchaser” shall have the meaning ascribed to such term in the preamble.

“Purchaser IP” means the Purchaser Patents, the Purchaser Trademarks, trade secrets, inventions, copyrights, licenses, and all other intellectual property, of whatever kind or nature, related to EL that is owned by or licensed to the Purchaser or EFL Holdings.

“Purchaser’s EL Headquarters” means, in such capacity, the Company as the sole Person that conducts, and enters into contracts with third parties with respect to, the business and business opportunities of the Purchaser or EFL Holdings (whenever and however obtained) related to the EL industry or sector, and as the principal office of the Purchaser’s and EFL Holdings’s EL business activities, worldwide.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.5.

“Purchaser Patents” means the patents and patent applications related to EL that are owned by or licensed to the Purchaser or EFL Holdings, as set forth in the License Agreement.

“Purchaser Trademarks” means the trademarks, trademark applications, service marks, trade names, and other similar marks owned by or licensed to the Purchaser or EFL Holdings, as set forth in the License Agreement.

“Registration Rights Agreement – Exchange Shares” means that certain Registration Rights Agreement by and among the Company and the Exchanging Creditors in substantially the form set forth in Exhibit A attached hereto.

“Registration Rights Agreement – Subscription Securities” means that certain Registration Rights Agreement by and between the Company and the Purchaser in substantially the form set forth in Exhibit B attached hereto.

“Registration Rights Agreements” means, collectively, the Registration Rights Agreement – Subscription Securities and the Registration Rights Agreement – Exchange Shares.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Sarbanes-Oxley Act” shall have the meaning ascribed to such term in Section 3.1(aa).

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act.

“Stock Certificate” shall mean a stock certificate of the Company that, when duly completed, and signed by the appropriate officers of the Company, represent shares of Common Stock, substantially in the form set forth in Exhibit C attached hereto.

“Subscription Amount” shall have the meaning ascribed to such term Section 2.2(a).

"Subscription Securities" means any shares of Common Stock issuable or issued to the Purchaser by the Company pursuant to this Agreement (as described in Sections 2.1(a) and (b)) following payment in full of the Subscription Amount (other than the Contingent Subscription Amount), plus any shares of Common Stock issuable or issued to the Purchaser pursuant to Section 2.6 or Section 2.7.

“Subsidiary” means any direct or indirect subsidiary of the Company as set forth on Schedule 3.1(a), and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“To the knowledge of the Company” or any other similar knowledge qualification, means the actual knowledge of any officer of the Company, after due inquiry.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the U.S. OTC Markets, the NYSE-MKT, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, Toronto Stock Exchange or the TSX Venture Exchange (or any successors thereof).

“Transaction” has the meaning ascribed to such term in the recitals.

“Transaction Documents” means this Agreement, the Business Relationship Agreement, the Equipment Lease, the License Agreement, the Registration Rights Agreement – Subscription Securities, the Registration Rights Agreement – Exchange Shares, the Exchange and Release Agreements, and bills of sale, agreements, certificates, schedules, or other documents executed in connection with the Transaction.

“Transfer Agent” means the registrar and transfer agent for the Company.

Article 2

PURCHASE AND SALE

2.1	Purchase and Sale of Common Stock.

(a)	Subject to the terms and conditions of this Agreement, the Purchaser will purchase from the Company, and the Company will sell and issue to the Purchaser, on the Closing Date, that number of shares of Common Stock such that, immediately following the issuance of such shares, the Purchaser will own fifty-one percent (51%) of the issued and outstanding shares of Common Stock, in exchange for the Closing Subscription Amount (as such term is defined below), the Equipment Lease, the License Agreement and the Business Relationship Agreement.

(b)	On February 28, 2014 and March 31, 2014, the Purchaser will purchase from the Company, and the Company will sell and issue to the Purchaser, that number of shares of Common Stock, such that, immediately following the issuance of such shares, the Purchaser will own sixty-three percent (63%) and seventy-five percent (75%), respectively, of the issued and outstanding shares of Common Stock on a fully diluted basis, after giving effect to the dilution of all outstanding Common Stock Equivalents, including Exchange Shares, in each case as reasonably determined by the Purchaser (collectively, the “Additional Subscription Securities”), in exchange for each Additional Subscription Amount (as such term is defined below) and in consideration of the other non-monetary Consideration advanced for the Closing Subscription Securities. The Closing Subscription Securities plus the Additional Subscription Securities shall equal the Subscription Securities.

2.2	Subscription Amount.

(a)	The term “Subscription Amount“ as used in this Agreement shall mean US$2,000,000, inclusive of the Contingent Subscription Amount (as defined below), if earned. The term “Closing Subscription Amount” as used in this Agreement shall mean US$1,000,000. The term “Additional Subscription Amount” shall mean US$250,000, which amount shall be paid in each month following the Closing in the manner set out in Section 2.1(b).

(b)	In the event that, during the period commencing on the Closing Date and ending on the eighteen month anniversary of the Closing Date, the Company actually receives US$5,000,000 from, in connection with or as a result of the commercialization of the Company Intellectual Property Rights or the sub-licensing of any Intellectual Property Rights licensed pursuant to the License Agreement (the “IP Target”) (whether as licensing revenue, royalty payments or otherwise), the Purchaser shall pay the Company US$500,000 as additional consideration for the Subscription Securities (the “Contingent Subscription Amount”). The Contingent Subscription Amount shall be payable within 30 days of the Company providing notice to the Purchaser that the Company has achieved the IP Target (together with reasonable substantiation and documentation therefor). In the event that the Company does not achieve the IP Target by the eighteen month anniversary of the Closing Date, the Purchaser shall have no obligation to pay any further consideration in respect of the Subscription Securities, including the Contingent Subscription Amount.

(c)	The Closing Subscription Amount plus each payment of the Additional Subscription Amount plus the Contingent Subscription Amount, if earned, shall equal the Subscription Amount.

2.3         Closing. Subject to the terms and conditions set forth herein, the purchase and sale of the Subscription Securities shall take place on the Closing Date. The closing of the purchase and sale of the Closing Subscription Securities hereunder shall be referred to herein to as the “Closing”. The date of the Closing shall be the date hereof (the “Closing Date”). The Closing shall occur at the offices of the Company, 4251 Kellway Circle, Addison, Texas 75001 U.S.A., or such other location as the parties shall mutually agree.

2.4	Deliveries at the Closing.

(a)	At the Closing, the Company shall deliver to the Purchaser the following:

(i)	a Stock Certificate representing the Closing Subscription Securities, or otherwise by causing the Subscription Securities to be registered on the books and records of the Transfer Agent as issued to and owned by the Purchaser (with a restrictive legend relating to Rule 144), together with evidence that the full amount of Subscription Securities have been reserved for issuance by the Company and that the transfer agent has been notified of the planned issuance of such additional shares in accordance with this Agreement;

(ii)	the Business Relationship Agreement, duly executed by the Company;

(iii)	the Equipment Lease, duly executed by the Company;

(iv)	the License Agreement, duly executed by the Company;

(v)	the Registration Rights Agreement – Subscription Securities, duly executed by the Company;

(vi)	the Registration Rights Agreement – Exchange Shares, duly executed by the Company and the Exchanging Creditors;

(vii)	the Exchange and Release Agreements, duly executed by the Company and the respective Exchanging Creditors;

(viii)	a certificate of an Officer of the Company certifying that, effective upon the Closing:

(A)	the Board of Directors has (x) appointed Clifton Kwang-Fu Shen as a director and member thereof, effective upon the Closing, and (y) set the number of directors at seven (7) (with three vacancies);

(B)	Mark Pape and Jon Ross have resigned as members of the Board of Directors; and

(C)	(x) the Company Debt is fully, completely and accurately set forth in Schedule 3.1(i) of the Disclosure Schedule; and

(y)          the Company Debt has been fully and finally settled (or provisions therefore have been made) as of the Closing, either by payment of such debt in cash (not exceeding the sum of US $1,000,000), by converting and exchanging such debt for Exchange Shares, by securing reductions in such debt or otherwise, or by any combination of the foregoing;

(ix)	with respect to the Company and its Subsidiaries (including, but not limited to, Oryon LLC), each such Person’s (A) charter (or similar formation document), certified by the appropriate Governmental Authority, (B) good standing certificates in its state of incorporation (or formation) and (if different) in the state of Texas, (C) bylaws (or similar governing document), (D) resolutions of its board of directors (or similar governing body) approving and authorizing such Person’s execution, delivery and performance of this Agreement and the transactions contemplated hereby (if applicable), and (E) signature and incumbency certificates of its officers executing this Agreement and other documents deliverable at the Closing (if applicable), all certified by an authorized officer of the Company as being in full force and effect without modification; and

(x)	an Officers’ Certificate, in form and substance reasonably satisfactory to the Purchaser, to the effect that (A) the representations and warranties in Section 3.1 hereof are true, correct and complete in all material respects on and as of the Closing Date with the same effect as though made on and as of that date (except that such representations and warranties as are made specifically as of an earlier date shall be true and correct and complete in all material respects as of such earlier date), (B) all obligations, covenants and agreements of the Company under this Agreement required to be performed at or prior to the Closing Date have been performed, and (C) all approvals and consents of all Persons required to be obtained in connection with the execution, delivery and performance of this Agreement have been obtained are in full force and effect as of the Closing Date.

(b)	At the Closing, the Purchaser shall deliver to the Company the following:

(i)	the Consideration for the purchase of the Closing Subscription Securities, comprised of the:

(A)	Closing Subscription Amount, less the Advance, in immediately available good funds by wire transfer to a bank account designated by the Company;

(B)	Business Relationship Agreement, duly executed by the Purchaser and EFL Holdings;

(C)	Equipment Lease, duly executed by the Purchaser and EFL Holdings; and

(D)	License Agreement, duly executed by the Purchaser and EFL Holdings; and

(ii)	the Registration Rights Agreement – Subscription Securities, duly executed by the Purchaser;

(iii)	the Purchaser’s and EFL Holdings’s (A) charter (or similar formation document), certified by the appropriate Governmental Authority, (B) good standing certificates in its jurisdiction of incorporation (or formation), (C) bylaws (or similar governing document), (D) resolutions of its board of directors (or similar governing body) approving and authorizing such Person’s execution, delivery and performance of this Agreement and the transactions contemplated hereby (if applicable), and (E) signature and incumbency certificates of its officers executing this Agreement and other documents deliverable at the Closing (if applicable), all certified by an authorized officer of such Person as being in full force and effect without modification; and

(iv)	an Officers’ Certificate, in form and substance reasonably satisfactory to the Company, to the effect that (A) the representations and warranties in Section 3.2 hereof are true, correct and complete in all material respects on and as of such Closing Date with the same effect as though made on and as of that date (except that such representations and warranties as are made specifically as of an earlier date shall be true and correct and complete in all material respects as of such earlier date), (B) all obligations, covenants and agreements of the Purchaser required to be performed at or prior to such Closing Date have been performed, and (C) all approvals and consents of all Persons required to be obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement have been obtained are in full force and effect as of such Closing Date.

2.5         Additional Closings. Upon the payment of each Additional Subscription Amount, the Company shall promptly issue a Stock Certificate evidencing such Additional Subscription Securities issuable pursuant to Section 2.1(b). Upon the first payment of the Additional Subscription Amount the Company shall appoint an additional member of the Board of Directors nominated by the Purchaser and upon the second payment of the Additional Subscription Amount the Company shall point two additional members of the Board of Directors nominated by the Purchaser.

2.6         Additional Issuances. In the event that, following the Closing, holders of the Company’s Debt as of the Closing exchange all or a portion of such debt that was not exchanged at or prior to the Closing, the Company shall issue additional shares of Common Stock to the Purchaser such that, immediately following the issuance of such additional Exchange Shares, the Purchaser will own the number of Subscription Securities that would have been required to be issued to the Purchaser pursuant to Section 2.1(a) had such additional Exchange Shares been issued and outstanding at and as of the Closing. In the event that any such shares are issued to the Purchaser, all such shares shall constitute Subscription Securities and the Consideration paid hereunder shall include the acquisition of such additional Subscription Securities.

2.7         Shareholder Claims. In the event that, following the Closing, any holder of shares of capital stock of the Company (including any former holder) who had shares cancelled in the May 2012 transaction pursues a claim against the Company, whether by way of litigation, arbitration or otherwise, related to such cancellation and such holder receives new shares of capital stock of the Company, whether by way of adjudication, order, settlement or otherwise, the Company shall issue additional shares of Common Stock to the Purchaser such that, immediately following the issuance of such new shares, the Purchaser will own the number of Subscription Securities that would have been required to be issued to the Purchaser pursuant to Section 2.1(a) and 2.1(b) had such additional shares been issued and outstanding at and as of the Closing. In the event that any such shares are issued to the Purchaser, all such shares shall constitute Subscription Securities and the Consideration paid hereunder shall include the acquisition of such additional Subscription Securities. Notwithstanding the foregoing, the Company shall not settle any claim relating to such cancelled shares without the consent of the Purchaser. In addition, in the event that the Purchaser requests that the Company obtain a waiver from such holders of cancelled shares, the Company shall obtain such a waiver within 120 days of such request.

2.8         Indemnification and Insurance for Directors. At the Closing, the Company shall enter into an indemnification agreement reasonably satisfactory to the Purchaser for the benefit of the director nominated by the Purchaser, and shall take all steps necessary so that such director is covered by the Company’s D&O insurance, and promptly upon the appointment of a new director by the Purchaser, including in connection with the payment of an Additional Subscription Amount, the Company shall enter into an indemnification agreement with such new director or directors in the form provided to the director whose appointment was effective at the Closing with any changes being subject to the approval of the Purchaser, and shall take all steps necessary so that such new director is covered by the Company’s D&O insurance.

Article 3

REPRESENTATIONS AND WARRANTIES

3.1         Representations and Warranties of the Company. Except (i) as set forth in the applicable section of the Disclosure Schedules (it being agreed that any information disclosed in a section of the Disclosure Schedules with respect to a corresponding Section of this Agreement shall be deemed to have been disclosed with respect to any other Section of this Agreement to the extent the applicability thereto is reasonably apparent from the face of the disclosure), or (ii) other than with respect to Section 3.1(g), as disclosed in reasonable detail in the SEC Reports (excluding the exhibits thereto) (other than any “risk factor” section of the SEC Reports, any disclosures in any section of the SEC Reports designated as relating to forward-looking statements or any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), the Company hereby makes the following representations and warranties to the Purchaser:

(a)	Subsidiaries. All of the Subsidiaries of the Company are set forth on Schedule 3.1(a) of the Disclosure Schedule. Except as set forth on Schedule 3.1(a) of the Disclosure Schedule, the Company wholly owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock (or other security) of each Subsidiary are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights to subscribe for or purchase securities. No Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.

(b)	Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect (as defined below). A “Material Adverse Effect” means: (i) an adverse effect on the legality, validity or enforceability of this Agreement which materially adversely affects the Purchaser’s rights hereunder; (ii) a material adverse effect on the business, assets, properties, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole; or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

(c)	Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s stockholders in connection therewith other than in connection with the Required Approvals. This Agreement and the other Transaction Documents to which it is a party have been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)	No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Subscription Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected.

(e)	Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents, other than: (i) the filings required pursuant to Section 4.2 of this Agreement; (ii) the filings with the Commission required pursuant to the Registration Rights Agreements; and (iii) such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

(f)	Subscription Securities. The Subscription Securities upon issuance: (i) are, or will be, free and clear of any security interests, liens, claims or other encumbrances created by the Company, subject only to restrictions upon transfer under the Securities Act and any applicable state securities laws; (ii) have been duly and validly authorized and on the Closing Date will be duly and validly issued, fully paid and non-assessable and if registered pursuant to the Securities Act and resold pursuant to an effective registration statement or an exemption from registration, will be free trading, unrestricted and without a requirement to contain a restrictive legend; (iii) will not have been issued or sold in violation of any pre-emptive or other similar rights of the holders of any securities of the Company or rights to acquire securities or debt of the Company; (iv) will not subject the holders thereof to personal liability by reason of being such holders; and (v) assuming the representations and warranties of the Purchaser as set forth in Section 3.2 are materially true and correct, will not result in a violation of Section 5 under the Securities Act.

(g)	Capitalization. The authorized capital stock and issued and outstanding shares of capital stock and Common Stock Equivalents of the Company are set forth on Section 3.1(g) of the Disclosure Schedules as of December 31, 2013. Since such date, the Company has not issued any shares of capital stock except as set forth on Section 3.1(g) of the Disclosure Schedules or in connection with the issuance of Exchange Shares. No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement and the other Transaction Documents, except as may have been waived by such Person prior to the date hereof. Except as a result of the purchase and sale of the Subscription Securities, and except for the transactions contemplated by the Exchange and Release Agreements, and except as set forth on Schedule 3.1(g) of the Disclosure Schedules, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents. The issuance and sale of the Subscription Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and, except as set forth on Schedule 3.1(g) of the Disclosure Schedules, will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities or require the registration of any additional securities of the Company or its Subsidiaries. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in material compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors or others (except as set forth on Schedule 3.1(g) of the Disclosure Schedules) is required for the issuance and sale of the Subscription Securities.

(h)	SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since May 2012 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. All non-GAAP financial information included in the SEC Reports complies with the requirements of Regulation G and Item 10 of Regulation S-K under the Securities Act; and, there are no material off-balance sheet arrangements (as defined in Regulation S-K under the Securities Act, Item 303(a)(4)(ii)) or any other relationships with unconsolidated entities or other persons, that may have a material current or, to the Company’s knowledge, material future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses.

(i)	Material Changes; Undisclosed Events; Developments; Company Debt. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity compensation plans. Except for the issuance of the Subscription Securities contemplated by this Agreement or as set forth on Schedule 3.1(i) of the Disclosure Schedules, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective business, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made. Schedule 3.1(i) of the Disclosure Schedules sets forth a full, complete and accurate list of all debts, liabilities, promissory notes, and payables of the Company and each Subsidiary, separated for each such entity, as at the date hereof (collectively, the “Company Debt”).

(j)	Litigation. Except as disclosed in the SEC Reports or on Schedule 3.1(j), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties, officers or directors before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”). Neither the Company, any Subsidiary, nor any current director or officer thereof, is or has been within the last five (5) years the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There are no current or, to the knowledge of the Company, pending, legal, governmental or regulatory actions, suits or proceedings (x) to which the Company or its Subsidiaries are subject or (y) which has as the subject thereof any current officer or director of the Company, any employee plan sponsored by the Company or any property or assets owned or leased by the Company. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission targeting the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k)	Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in material compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours. To the knowledge of the Company, no “prohibited transaction” as defined under Section 406 of ERISA or Section 4975 of the Internal Revenue Code and not exempt under ERISA Section 408 and the regulations and published interpretations thereunder has occurred with respect to any employee benefit plan. At no time has the Company or any ERISA Affiliate maintained, sponsored, participated in, contributed to or has or had any liability or obligation in respect of any employee benefit plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA, or Section 412 of the Internal Revenue Code or any “multiemployer plan” as defined in Section 3(37) of ERISA or any multiple employer plan for which the Company or any ERISA Affiliate has incurred or could incur liability under Section 4063 or 4064 of ERISA. No employee benefit plan provides or promises, or at any time provided or promised, retiree health, life insurance, or other retiree welfare benefits except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985 or similar state law. Each employee benefit plan is and has been operated in material compliance with its terms and all applicable laws, including but not limited to ERISA and the Internal Revenue Code and, to the knowledge of the Company, no event has occurred (including a “reportable event” as such term is defined in Section 4043 of ERISA) and no condition exists that would subject the Company or any ERISA Affiliate to any material tax, fine, lien, penalty or liability imposed by ERISA, the Internal Revenue Code or other applicable law. Each employee benefit plan intended to be qualified under Internal Revenue Code Section 401(a) is so qualified and has a favorable determination or opinion letter from the Internal Revenue Service upon which it can rely, and any such determination or opinion letter remains in effect and has not been revoked; to the knowledge of the Company: (i) nothing has occurred since the date of any such determination or opinion letter that is reasonably likely to adversely affect such qualification; (ii) with respect to each foreign benefit plan, such foreign benefit plan (A) if intended to qualify for special tax treatment, meets, in all material respects, the requirements for such treatment, and (B) if required to be funded, is funded to the extent required by applicable law, and with respect to all other foreign benefit plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or subsidiary; and (iii) the Company does not have any obligations under any collective bargaining agreement with any union and no organization efforts are underway with respect to Company employees. “Employee benefit plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA, including, without limitation, all stock purchase, stock option, stock-based severance, employment, change-in-control, medical, disability, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which (y) any current or former employee, director or independent contractor of the Company or its subsidiary has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or its subsidiary or (z) the Company or its subsidiary has had or has any present or future obligation or liability; “ERISA” means the Employee Retirement Income Security Act of 1974, as amended; “ERISA Affiliate” means any member of the company’s controlled group as defined in Code Section 414(b), (c), (m) or (o); and “Foreign benefit plan” means any employee benefit plan established, maintained or contributed to outside of the United States of America or which covers any employee working or residing outside of the United States.

(l)	Compliance. Except as set forth on Schedule 3.1(l), neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any Governmental Authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment and the Export Administration Act, the Export Administration Regulations and associated executive orders, and the laws implemented by the Office of Foreign Assets Control, United States Department of the Treasury

(m)	Regulatory Permits; Product Liability. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such permit. Except as set forth in Schedule 3.1(m) of the Disclosure Schedules, there have been no product liability claims associated with any products now or in the past manufactured, produced, sold, marketed or supplied by the Company or any Subsidiary.

(n)	Title to Assets. Except as set forth on Schedule 3.1(n) of the Disclosure Schedules, the Company and each of the Subsidiaries have good and indefeasible title to all real property owned by them, and good and marketable title in and to all personal property owned by them, that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any property and facilities held under lease by the Company or any Subsidiary are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance. Schedule 3.1(n) of the Disclosure Schedules sets out an accurate and complete list of all of the Assets of the Company and each Subsidiary.

(o)	Intellectual Property Rights. The Company and the Subsidiaries have, or have rights under, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights (“Intellectual Property Rights”) necessary or material for use in connection with their respective businesses, as such businesses are described in the SEC Reports (collectively, the “Company Intellectual Property Rights”). Schedule 3.1(o) sets forth the list of the registered Company Intellectual Property Rights. Except as set forth on Schedule 3.1(o), to the knowledge of the Company, neither the Company nor any Subsidiary violates or infringes upon the Intellectual Property Rights of any other Person. Except as set forth on Schedule 3.1(o), neither the Company nor any Subsidiary has received a notice (written or otherwise) that the Company or any Subsidiary violates or infringes upon the Intellectual Property Rights of any Person, and to the knowledge of the Company there is no fact that would form a reasonable basis for any such claim. To the knowledge of the Company, all of the Company Intellectual Property Rights and Subsidiaries Intellectual Property Rights (collectively, the “Oryon Group’s Intellectual Property Rights”) are enforceable and there is no existing infringement by another Person of any of the Oryon Group’s Intellectual Property Rights. The Company and each Subsidiary, as applicable, is in material compliance with all legal requirements applicable to the Oryon Group’s Intellectual Property Rights and the Oryon Group’s ownership and use thereof. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties. To the knowledge of the Company, all patent applications owned by the Company or its Subsidiaries and filed with the U.S. Patent and Trademark Office (the “PTO”) or any foreign or international patent authority that have resulted in patents or currently pending applications that describe inventions necessary to conduct the business of the Company or its Subsidiaries (collectively, the “Company Patent Applications”) have been or were duly and properly filed. The Company and its Subsidiaries have complied with their duty of candor and disclosure to the PTO for the Company Patent Applications. The Company is not aware of any facts required to be disclosed to the PTO that were not disclosed to the PTO and which would preclude the grant of a patent for the Company Patent Applications. The Company has no knowledge of any facts which would preclude it or a Subsidiary from having clear title to the Company Patent Applications that have been identified by the Company or any Subsidiary as being exclusively owned by the Company or a Subsidiary. No Person has any exclusive rights or license to any aspect of any of the Oryon Group’s Intellectual Property Rights.

(p)	Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. There are no claims by the Company or its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(q)	Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company, is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any equity compensation plan of the Company. Schedule 3.1(q) of the Disclosure Schedules, lists for each employee, independent contractor, director of the Company and each Subsidiary, the amount of salary or fees for services rendered due and payable, and all accrued and unpaid amounts, and all other benefits, including stock option agreements or entitlement to any other securities of the Company or any Subsidiary.

(r)	Sarbanes-Oxley; Internal Accounting Controls. Except as set forth expressly in the SEC Reports, the Company is and will be in compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing Date. Except as set forth in the SEC Reports, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the SEC Reports and the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Board of Directors has, subject to the exceptions, cure periods and the phase-in periods specified in applicable rules and regulations promulgated by the SEC, validly appointed an audit committee to oversee internal accounting controls, and the Board of Directors and/or the Audit Committee thereof has adopted a charter that satisfies the requirements of such rules and regulations. The Company expects that any deficiencies in the Company’s internal controls as of the Evaluation Date shall be remediated in full as the financial position of the Company reasonably permits and shall use its reasonable and prudent efforts to remediate such matter as soon as reasonably practicable, not later than twelve (12) months, without the consent of Purchaser which should not be unreasonably withheld, conditioned or delayed.

(s)	Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement or the other Transaction Documents. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3.1(s) that may be due in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

(t)	Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Subscription Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(u)	Registration Rights. Except for the Registration Rights Agreement – Exchange Shares, and as set forth on Schedule 3.1(u), no Person (other than the Purchaser) has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(v)	Listing Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Common Stock is included or approved for listing on the U.S. OTC Markets and the Company has not received any notification that the Commission or the U.S. OTC Markets is currently contemplating terminating such registration or listing.

(w)	Disclosure. The press releases disseminated by the Company during the 12 months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. There are no statutes, regulations, contracts or documents that are required to be described in the SEC Reports or required to be filed as exhibits to the SEC Reports by the Securities Act that have not been so described or filed. The documents incorporated by reference in the SEC Reports, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and were filed on a timely basis with the Commission. Any further documents so filed and incorporated by reference in the SEC Reports, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act, and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Any certificate signed by any officer of the Company and delivered to the Purchaser or its counsel shall be deemed a representation and warranty by the Company to the Purchaser as to the matters covered thereby.

(x)	No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Subscription Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(y)	Tax Status. The Company and each Subsidiary has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a material dispute or deficiency which has been asserted or threatened against the Company or any Subsidiary.

(z)	Foreign Corrupt Practices. Neither the Company nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended. Each of the Company, its Subsidiaries, its Affiliates and any of their respective officers, directors, supervisors, managers, agents, or employees, has not violated, its participation in the transactions contemplated by this Agreement will not violate, and the Company has instituted and maintains policies and procedures designed to ensure continued compliance with, each of the following laws: (a) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other law, rule or regulation of similar purposes and scope; (b) anti-money laundering laws, including but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any Executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder; or (c) laws and regulations imposing U.S. economic sanctions measures, including, but not limited to, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the United Nations Participation Act and the Syria Accountability and Lebanese Sovereignty Act, all as amended, and any Executive Order, directive, or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder. Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any director, officer or employee of the Company or its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(aa)	Accountants. To the knowledge and belief of the Company, Montgomery Coscia Greilich LLP, which has expressed its opinion with respect to the financial statements filed as a part of the SEC Reports and included in the SEC Reports is (i) an independent public accounting firm within the meaning of the Securities Act and the Rules and Regulations, (ii) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)), and (iii) not in violation of the auditor independence requirements of the Sarbanes-Oxley Act. Montgomery Coscia Greilich LLP has expressed its opinion with respect to the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

(bb)	Acknowledgment Regarding the Purchaser’s Purchase of Subscription Securities. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Purchaser or any of its respective representatives or agents in connection with such agreements or documents and the transactions contemplated hereby and thereby is merely incidental to the Purchaser’s purchase of the Subscription Securities. The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents to which it is a party has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(cc)	DTC Status. The Transfer Agent is a participant in and the Common Stock is eligible for transfer into the Depository Trust Company nominee account (the “DTC Program”).

(dd)	Approvals. The Board of Directors has taken appropriate action, effective upon the Closing, to (A) appoint Clifton Kwang-Fu Shen as a director and member thereof and (B) set the number of directors at seven (7) (with three vacancies).

(ee)	Resignations. Mark Pape and Jon Ross have resigned as Directors and members of the Board of Directors, effective upon the Closing.

3.2         Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):

(a)	Organization; Authority. Each of the Purchaser and EFL Holdings is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder, including, but not limited to, the payment of the Subscription Price, and the execution and delivery to the Company of the Business Relationship Agreement, the Equipment Lease and the License Agreement (all of which will be duly executed by the Purchaser as of the Closing). The execution and delivery of this Agreement and the other Transaction Documents to which it is a party, and the performance by each of the Purchaser and EFL Holdings of the transactions contemplated by hereby and thereby, have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser and EFL Holdings, respectively. This Agreement and the other Transaction Documents to which each of the Purchaser and EFL Holdings is a party have been duly executed by the Purchaser and EFL Holdings (as the case may be), and when delivered by the Purchaser or EFL Holdings in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser or EFL (as the case may be), enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)	No Conflicts. The execution, delivery and performance by the Purchaser and EFL Holdings of this Agreement and the other Transaction Documents to which it is a party, the purchase and acceptance of delivery of the Subscription Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not conflict with or violate any provision of the Purchaser’s or EFL Holdings’s respective certificate or articles of incorporation, bylaws or other organizational or charter documents.

(c)	Own Account. The Purchaser is acquiring the Subscription Securities as principal for its own account and not with a view to or for distributing or reselling such Subscription Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Subscription Securities in violation of the Securities Act or any applicable state securities law, and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Subscription Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Purchaser’s right to sell the Subscription Securities in compliance with applicable federal and state securities laws).

(d)	Restricted Securities. The Purchaser understands that the Subscription Securities have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Subscription Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Subscription Securities indefinitely unless they are registered with the Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Subscription Securities except pursuant to the Registration Rights Agreements – Subscription Securities.

(e)	Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(f)	Certain Transactions. Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) as of the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.

Article 4

OTHER AGREEMENTS OF THE PARTIES

4.1         Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Subscription Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.2         Securities Laws Disclosure; Publicity. The Company shall issue a press release disclosing the material terms of the transactions contemplated by this Agreement, and file a Current Report on Form 8-K, including this Agreement as an exhibit thereto, with the Commission, on a timely basis following the Closing. The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law or Regulations promulgated by the Commission, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

4.3         Non-Public Information. The Purchaser hereby acknowledges that it has been provided with material non-public information concerning the Company in connection with the sale of the Subscription Securities hereunder, including, without limitation, information regarding the material terms and conditions of the transactions contemplated by this Agreement and the other Transaction Documents, and information regarding the Company’s financial performance since September 30, 2013. The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the material non-public information provided to it hereunder is made public or is no longer material to the Company. The Purchaser also covenants that until such time as the material non-public information provided to it hereunder is made public or is no longer material to the Company, the Purchaser will maintain the confidentiality of such information. The Company shall disclose all such material non-public information, if any, no later than the Company’s next periodic report to be filed with the Commission following the Closing.

4.4         Use of Proceeds. The Company shall use the proceeds from the sale of the Subscription Securities for working capital purposes, and shall not use such proceeds: (a) in excess of US $1,000,000 for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices); (b) for the redemption of any Common Stock or Common Stock Equivalents; or (c) for the settlement of any outstanding litigation. Notwithstanding the foregoing, the Company shall not use any portion of the proceeds to pay down Company Debt held by Akin Gump or Richard Marcus and/or his affiliates without the prior consent of the Purchaser, which consent may be not be unreasonably withheld, conditioned or delayed, except that no such consent shall be required to use up to US$100,000 of such proceeds for the payment of the Company Debt held by Richard Marcus and/or his affiliates.

4.5         Indemnification of the Purchaser. Subject to the provisions of this Section 4.5, the Company will indemnify, defend and hold the Purchaser and, if applicable, its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser in any capacity or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of the Purchaser, with respect to any of the transactions contemplated by this Agreement or the other Transaction Documents (unless such action is based upon a breach of the Purchaser’s representations, warranties or covenants under this Agreement. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing (provided, however, the failure to give such prompt written notice shall not relieve the Company of its indemnification obligations, except and only to the extent that the Company forfeits rights or defenses by reason of such failure), and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party, except if in the opinion of such Purchaser Party’s counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case, such Purchaser Party may elect to lead its own defense. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such the Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the opinion of such Purchaser Party’s counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent, that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The Company will not settle any claim subject to indemnification hereunder without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

4.6         Reservation of Common Stock. As of the date hereof, the Company has reserved, and the Company shall continue to reserve and keep available at all times, free of pre-emptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Subscription Securities to the Purchaser as contemplated by this Agreement.

4.7         DTC Program. At all times that Subscription Securities are outstanding, the Company shall employ as the transfer agent for the Common Stock (including the Subscription Securities) a participant in the DTC Program, and the Common Stock and Subscription Securities will be maintained as eligible for transfer pursuant to such program.

Article 5

MISCELLANEOUS

5.1         Fees and Expenses. Except as expressly set forth in this Agreement to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Subscription Securities to the Purchaser.

5.2         Entire Agreement. This Agreement and the other Transaction Agreements, together with the exhibits and schedules hereto and thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such agreements, documents, exhibits and schedules.

5.3         Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows until such time as it may be changed by written notice delivered to the other party:

If to the Company:

Oryon Technologies, Inc.
4251 Kellway Circle
Addison, Texas 75001
U.S.A.
Attention:	Thomas P. Schaeffer
President and Chief Executive Officer
Email:	tschaeffer@oryontech.com

If to the Purchaser:

EFL Tech B.V.
Eerste Industries
15B, 5451 GV
Mil
The Netherlands
Attention:	Alex Hatzimihail
Chief Executive Officer
Email:	alex@efltech.com

with a copy to:

Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, TX 75201
Attention:	J. David Washburn, Esq.
Email:	davidwashburn@andrewskurth.com

5.4         Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.5         Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6         No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as set forth in Section 4.5.

5.7         Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of Texas, U.S.A. without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the County of Dallas, City of Dallas, State of Texas, U.S.A. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the County of Dallas, City of Dallas, State of Texas, U.S.A., for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement and any of the other Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

5.8         Survival. The representations and warranties and covenants contained in this Agreement shall survive the Closing and the delivery of the Subscription Securities hereunder.

5.9         Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.10       Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.11       Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under this Agreement and the other Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and the other Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.12       Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.13       Assignment and Successors. Neither party hereto may assign this Agreement or any benefits or obligations hereunder without the prior written consent of the other. The terms and provisions of this Agreement shall be binding upon the parties and their respective successors and assigns but shall inure to the benefit of and be enforceable by the successors and assigns of either party only to the extent that they are permitted successors and assigns pursuant to the terms hereof.

5.14       Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise this Agreement and the other Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of such agreement and other documents or any amendments hereto. In addition, each and every reference to share prices and shares of Common Stock in this Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first above written.

ORYON TECHNOLOGIES, INC.

By:	/s/ THOMAS P. SCHAEFFER
	Name:	Thomas P. Schaeffer
	Title:	President and Chief
Executive Officer

EFL TECH B.V.

By:	/c/ KARL HARTEY
	Name:	Karl Hartey
	Title:	Director

(Signature Page to Subscription Agreement)

EXHIBITS / SCHEDULES

(Intentionally Omitted from Filing)

Exhibit	Description

A	Registration Rights Agreement – Exchange Shares

B	Registration Rights Agreement – Subscription Securities

C	Form of Company Stock Certificate

D	Form of Exchange and Release Agreement

E	Equipment

F	Equipment Lease

G	License Agreement

H	Business Relationship Agreement

Schedule	Description

1.1	Advance

3.1(a)	Subsidiaries

3.1(g)	Capitalization Table

3.1(i)	Company Debt

3.1(j)	Litigation

3.1(l)	Compliance

3.1(m)	Product liability claims

3.1(n)	Assets

3.1(o)	Intellectual Property Rights

3.1(q)	Employee matters

3.1(u)	Registration rights

EXHIBIT 3

Registration Rights Agreement - Subscription Shares

REGISTRATION RIGHTS AGREEMENT

(EFL Tech B.V.)

This Registration Rights Agreement (this "Agreement"), dated as of January 21, 2014, by and between Oryon Technologies, Inc., a Nevada, U.S.A. corporation (the "Company"), and EFL Tech B.V., a Netherlands corporation (the “Purchaser”).

WHEREAS, the Company and the Purchaser are parties to a Subscription Agreement, dated as of the date hereof (the "Subscription Agreement"), pursuant to which the Company will issue and sell, and the Purchaser will purchase, the Registrable Securities (as such term is defined below); and

WHEREAS, in connection with the consummation of the transactions contemplated by the Subscription Agreement, and pursuant to the terms thereof, the parties desire to enter into this Agreement in order for the Company to grant, and for the Purchaser to accept, certain registration rights, as set forth below; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Subscription Agreement, the Company has entered into a Registration Rights Agreement – Exchange Shares with the Holders of Exchange Shares (as those terms are defined below);

NOW THEREFORE, IN CONSIDERATION of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

1.           Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

"Agreement" has the meaning set forth in the preamble.

"Board" means the board of directors of the Company.

"Commission" means the United States Securities and Exchange Commission.

“Common Stock” means the shares of the common stock of the Company, par value $0.001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

"Company" has the meaning set forth in the preamble above, and includes the Company's successors by merger, acquisition, reorganization or otherwise, provided that any such successor has shares registered under the Securities Act and the Exchange Act (as those terms are defined below).

“Company Debt” shall have the meaning ascribed to such term in Section 2.4(a)(iv)(E)(x) of the Subscription Agreement.

"Demand Registration" has the meaning set forth in Section 2.1(a).

"Effective Period" has the meaning set forth in Section 4(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Shares” shall have the meaning ascribed to such term in the Subscription Agreement.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Holders of Exchange Shares” means the Persons that have exchanged Company Debt for, and therefore as of the Closing will own, Exchange Shares.

“Holders of Registrable Securities” means the holders and owners of the Registrable Securities (as defined below), and includes the Purchaser as of the Closing, and the Purchaser’s successors and permitted assigns pursuant to Section 13.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Piggyback Registration" has the meaning set forth in Section 3(a).

"Prospectus" means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

"Purchaser" has the meaning set forth in the preamble above.

“Registration Rights Agreement – Exchange Shares” means that certain Registration Rights Agreement by and among the Company and the Holders of Exchange Shares, in substantially the form set forth in Exhibit A attached to the Subscription Agreement.

"Registrable Securities" means (a) any shares of Common Stock issuable or issued to the Purchaser by the Company pursuant to the Subscription Agreement, and (b) any shares of Common Stock issued or issuable with respect to any shares described in subsection (a) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

"Registration Statement" means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule (such as Rule 144A).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Selling Expenses" means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder of Registrable Securities, except for the reasonable fees and disbursements of counsel for the holders of Registrable Securities required to be paid in connection with the actions contemplated by Section 5.

"Subscription Agreement" has the meaning set forth in the recitals.

In addition to the foregoing, capitalized terms not defined herein shall have the respective meanings set forth in the Subscription Agreement.

2.           Demand Registration.

(a)          At any time and from time to time after the Closing (as defined in the Subscription Agreement), Holders of the Registrable Securities then outstanding may request registration under the Securities Act of any of the Registrable Securities then outstanding on a Registration Statement suitable for resale of the Registrable Securities (each such request referred to hereinafter as a "Demand Registration"). The Company shall cause a Registration Statement to be filed within 90 days after the date on which such request is made, and shall use commercially reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter; provided, however, that the Company may delay such filing or effective date for up to 30 days when such filing would require the Company to disclose material non-public information regarding a potential material corporate transaction or business matter.

(b)          The Company shall give prompt written notice (in any event no later than 20 days prior to the filing of the Registration Statement requested pursuant to Section 2(a)) to the Holders of Exchange Shares of its intention to effect such a registration and, subject to Section 2(d) and Section 3, shall include in such registration all Exchange Shares with respect to which the Company has received written requests for inclusion from the Holders of Exchange Shares within 20 days after the Company's notice has been given to each such holder.

(c)          If the Holders of Registrable Securities requesting a Demand Registration elect to distribute the Registrable Securities in an underwritten offering, they shall so advise the Company as a part of their request made pursuant to Section 2(a). The Holders of the Registrable Securities requesting the Demand Registration shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering.

(d)          The Company shall not include in a Demand Registration any securities which are not Registrable Securities without the prior written consent of the Holders of the Registrable Securities, which consent shall not be unreasonably withheld or delayed. If a Demand Registration involves an underwritten offering and the managing underwriter of the requested Demand Registration advises the Company and the Holders of Registrable Securities in writing that in its opinion the number of shares of Common Stock proposed to be included in a Demand Registration, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such underwritten offering and/or the number of shares of Common Stock proposed to be included in such registration would adversely affect the price per share of the Registrable Securities proposed to be sold in such underwritten offering, the Company shall include in such Demand Registration:

(i)	first, all of the Registrable Securities;

(ii)	second, the number of Exchange Shares proposed to be included therein, allocated pro rata among all such holders thereof on the basis of the number of Exchange Shares owned by each such holder, or in such manner as they may otherwise agree; and

(ii)	third, the number of shares of Common Stock proposed to be included therein by any other Persons (including shares of Common Stock to be sold for the account of the Company and/or other holders of Common Stock) allocated among such Persons in such manner as they may agree.

(e)          If the managing underwriter determines that less than all of the Registrable Securities proposed to be sold can be included in such offering, then the Holders of the Registrable Securities may either (i) withdraw such Demand Registration request, or (ii) elect to continue with such registration, in which case the Registrable Securities that are included in such offering shall be allocated pro rata among the respective holders thereof on the basis of the number of Registrable Securities owned by each such holder.

3.           Piggyback Registration.

(a)          Whenever the Company proposes to register any shares of its Common Stock under the Securities Act (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable, or a Registration Statement on Form S-4, S-8 or any successor form thereto, or another form not available for registering the Registrable Securities for sale to the public), whether for its own account or for the account of one or more stockholders of the Company (a "Piggyback Registration"), the Company shall give prompt written notice (in any event no later than 20 days prior to the filing of such Registration Statement) to the Holders of Registrable Securities of its intention to effect such a registration and, subject to Section 3(b) and Section 3(c), shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion from any of the Holders of Registrable Securities within 20 days after the Company's notice has been given to each such holder. A Piggyback Registration shall not be considered the Demand Registration set forth in Section 2.

(b)          If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company, and the managing underwriter advises the Company and the Holders of Registrable Securities (if any Holders of Registrable Securities have elected to include Registrable Securities in such Piggyback Registration) in writing that in its opinion the number of shares of Common Stock proposed to be included in such registration, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration would adversely affect the price per share of the Common Stock to be sold in such offering, the Company shall include in such registration:

(i)	first, all of the shares of Common Stock that the Company proposes to sell;

(ii)	second, the number of Registrable Securities proposed to be included therein by the holders thereof, allocated pro rata among all such holders on the basis of the number of Registrable Securities owned by each such holder, or in such manner as they may otherwise agree;

(ii)	third, the number of Exchange Shares proposed to be included therein, allocated pro rata among all such holders on the basis of the number of Exchange Shares owned by each such holder, or in such manner as they may otherwise agree; and

(iii)	fourth, the number of shares of Common Stock proposed to be included therein by other holders of Common Stock, allocated among such holders in such manner as they may agree.

(c)          If a Piggyback Registration is initiated as an underwritten offering on behalf of a holder of Common Stock other than Registrable Securities, and the managing underwriter advises the Company and the Holders of Registrable Securities (if any Holders of Registrable Securities have elected to include Registrable Securities in such Piggyback Registration) in writing that in its opinion the number of shares of Common Stock proposed to be included in such registration, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration would adversely affect the price per share of the Common Stock to be sold in such offering, the Company shall include in such registration:

(i)	first, all of the shares of Common Stock proposed to be included therein by the holders requesting such registration;

(ii)	second, the number of Registrable Securities requested to be included therein by the holders thereof, allocated pro rata among the holders thereof on the basis of the number of Registrable Securities owned by all such holders or in such manner as they may otherwise agree;

(ii)	third, the number of Exchange Shares proposed to be included therein by the holders thereof, allocated pro rata among all such holders on the basis of the number of Exchange Shares owned by each such holder, or in such manner as they may otherwise agree; and

(iii)	fourth, the number of shares of Common Stock requested to be included therein by other holders of Common Stock, allocated among such holders in such manner as they may agree.

(d)          With respect to any such Piggyback Registration initiated as a primary underwritten offering on behalf of the Company, the Company shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering.

4.           Registration Procedures. If and whenever the Holders of Registrable Securities request that Registrable Securities be registered pursuant to any of the provisions of this Agreement, the Company shall use commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as soon as practicable:

(a)          subject to Section 2(a), prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective;

(b)          prepare and file with the Commission such amendments, post-effective amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the "Effective Period" which is: (i) a period of not less than the earlier of (A) 180 days (or such longer period of time as may be necessary for the Company, using commercially reasonable efforts, to file amendments, post-effective amendments or supplements to a filed Registration Statement), or (B) until all of such Registrable Securities have been disposed of, and to comply with the provisions of the Securities Act with respect to the disposition of such Registrable Securities in accordance with the intended methods of disposition set forth in such Registration Statement; or (ii) in the case of a Shelf-Registration, for at least three years for as long as the securities registered thereunder remain Registrable Securities;

(c)          within a reasonable time before filing such Registration Statement, Prospectus or amendments or supplements thereto, furnish to one counsel selected by Holders of the Registrable Securities copies of such documents proposed to be filed, which documents shall be subject to the review, comment and approval of such counsel, which review, comment and approval shall not be unreasonably withheld or delayed;

(d)          notify each selling Holder of Registrable Securities, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

(e)          furnish to each selling Holder of Registrable Securities such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any supplement thereto (in each case including all exhibits and documents incorporated by reference therein) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(f)          use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any selling holder of Registrable Securities reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such holders to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holders; provided, however, that the Company shall not be required to qualify generally to do business, subject itself to general taxation, or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for this Section 4(f);

(g)          notify each selling Holder of Registrable Securities, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such holder, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h)          make available for inspection by any selling Holder of Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such holder or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement;

(i)          provide a transfer agent and registrar (which may be the same entity) that is part of the DTC Program (as that term is defined in the Subscription Agreement) for all such Registrable Securities not later than the effective date of such registration;

(j)          in connection with an underwritten offering, enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as the selling Holders of Registrable Securities or the managing underwriter of such offering reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making appropriate officers of the Company available to participate in "road show" and other customary marketing activities, including one-on-one meetings with prospective purchasers of the Registrable Securities);

(k)          otherwise use its best efforts to comply with all applicable rules and regulations of the Commission including timely filing of complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act;

(l)          without limiting Section 4(f) above, use commercially reasonable efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the selling Holders of Registrable Securities to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof;

(m)          notify the selling Holders of Registrable Securities promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information;

(n)          advise the selling Holders of Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose, and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued;

(o)          permit any selling Holder of Registrable Securities which is an underwriter or a controlling person of the Company to participate in the preparation of such Registration Statement and to require the insertion therein of language, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included, and to which the Company and its counsel do not have a reasonable objection;

(p)          file such Registration Statement on Form S-3, if available, or, if not available, convert such Registration Statement as soon as available for any registration hereunder; and

(q)          otherwise use its best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

5.           Expenses. All expenses (other than Selling Expenses) incurred by the Company in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities, including, without limitation, all registration and filing fees, underwriting expenses (other than fees, commissions or discounts), expenses of any audits incident to or required by any such registration, fees and expenses of complying with securities and "blue sky" laws, printing expenses, fees and expenses of the Company's counsel and accountants and reasonable fees and expenses of one counsel for the Holders of Registrable Securities participating in such registration as a group (selected by, in the case of a registration under Section 2(a), the holders of a majority of the Registrable Securities included in the registration), in an amount not to exceed $10,000 per registration without the Company’s prior written approval, shall be paid by the Company, and all such expenses over such amount shall be paid by the Holders of the Registrable Securities, allocated pro rata on the basis of the number of Registrable Securities of each such holder included in such offering. All Selling Expenses relating to Registrable Securities registered pursuant to this Agreement shall be borne and paid by the holders of such Registrable Securities, in proportion to the number of Registrable Securities registered for each such holder.

6.           Indemnification.

(a)          The Company shall indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, such holder's officers, directors, managers, members, partners, stockholders and Affiliates, each underwriter, broker or any other Person acting on behalf of such Holder of Registrable Securities and each other Person, if any, who controls any of the foregoing Persons within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against all losses, claims, actions, damages, liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, action, damage or liability, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the Registration Statement, Prospectus, free-writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such holder with a sufficient number of copies of the same prior to any written confirmation of the sale of Registrable Securities. The indemnification provided for under this Section 6(a) shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of the Registrable Securities by the Purchaser pursuant to Section 13.

(b)          In connection with any registration in which a Holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify and hold harmless, the Company, each director of the Company, each officer of the Company who shall sign such Registration Statement, each underwriter, broker or other Person acting on behalf of the Holders of Registrable Securities and each Person who controls any of the foregoing Persons within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, actions, damages, liabilities or expenses resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 promulgated under the Securities Act) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided, however, that the obligation to indemnify shall be several, not joint and several, for each such holder and shall be limited to the net proceeds (after underwriting fees, commissions or discounts) actually received by such holder from the sale of Registrable Securities pursuant to such Registration Statement.

(c)          Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Section 6, such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless and to the extent that such failure prejudices the indemnifying party’s ability to defend against such action) relieve the indemnifying party from any liability in respect of such action that it may have to such indemnified party hereunder. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense of the claims in any such action that are subject or potentially subject to indemnification hereunder, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof or any settlements entered into without the consent of the indemnifying party; provided, however, that if (i) any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could reasonably have a material effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an injunction or equitable relief against any indemnified party or involves actual or alleged criminal activity, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party without such indemnified party's prior written consent (but, without such consent, shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any Person controlling such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity provided hereunder. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicting indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Securities included in the registration, at the expense of the indemnifying party.

(d)          If the indemnification provided for hereunder is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided, however, that the maximum amount of liability in respect of such contribution shall be limited, in the case of each Holder of Registrable Securities, to an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. No Person guilty or liable of fraudulent misrepresentation shall be entitled to contribution from any Person.

7.           Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided, however, that no Holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder, such holder's ownership of its shares of Common Stock to be sold in the offering and such holder's intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise provided in Section 6.

8.           Rule 144 Compliance. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 (or any successor form), the Company shall:

(a)          make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the registration date;

(b)          use best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act, at any time after the Company has become subject to such reporting requirements; and

(c)          furnish to any Holder of Registrable Securities (so long as the holder owns Registrable Securities), promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company as such holder may reasonably request in connection with the sale of Registrable Securities without registration.

9.           Preservation of Rights. The Company shall not (a) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder, or (b) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the Holders of Registrable Securities in this Agreement. It is understood and agreed that the Registration Rights Agreement – Exchange Shares is neither more favorable than nor inconsistent with the rights granted hereunder.

10.          Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding, or when such Registrable Securities can be sold under Rule 144 in either a single transaction or within three months; provided, however, that the provisions of Section 5 and Section 6 shall survive any such termination.

11.          Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile transmission or by e-mail of a “.pdf” format data file (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11).

If to the Company:

Oryon Technologies, Inc.
4251 Kellway Circle
Addison, Texas 75001
U.S.A.

Attention:	Thomas P. Schaeffer
President and Chief Executive Officer
Email:	tschaeffer@oryontech.com

If to the Purchaser:

EFL Holdings Tech B.V.
Eerste Industries 15B,
5451 GV, Mil
the Netherlands

Attention:	Alex Hatzimihail
Chief Executive Officer
Email:	alex@efltech.com

with a copy to:

Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, TX 75201

Attention:	J. David Washburn, Esq.
Email:	davidwashburn@andrewskurth.com

12.          Entire Agreement. This Agreement, together with the Subscription Agreement and any related exhibits and schedules thereto, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. Notwithstanding the foregoing, in the event of any conflict between the terms and provisions of this Agreement and those of the Subscription Agreement, the terms and provisions of the Subscription Agreement shall control.

13.          Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Purchaser may assign its rights hereunder, including with respect to Registrable Securities, to any purchaser or transferee of Registrable Securities; provided, however, that such purchaser or transferee shall, as a condition to the effectiveness of such assignment, be required to execute a counterpart to this Agreement agreeing to be treated as a Holder of the Registrable Securities, whereupon such purchaser or transferee shall have the benefits of, and shall be subject to the obligations and restrictions contained in, this Agreement as if such purchaser or transferee were originally the Purchaser and had originally been a party hereto.

14.          No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement, except as specifically set forth in Section 6.

15.          Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

16.          Amendment, Modification and Waiver. The provisions of this Agreement may be amended, modified, supplemented or waived only with the prior written consent of the Company and the Holders of a majority of the Registrable Securities. No waiver by any party or parties shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17.          Severability. If any term or provision of this Agreement is declared invalid, illegal or unenforceable in any jurisdiction by a court of competent jurisdiction, or other Governmental Authority, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

18.          Remedies. Each Holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement, and the Company hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

19.          Governing Law; Submission to Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Texas, U.S.A., without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the County of Dallas, City of Dallas, State of Texas, U.S.A. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the county of Dallas, City of Dallas, State of Texas, U.S.A., for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

20.          Decisions by Holders of the Registrable Securities. All decisions of Holders of the Registrable Securities, as a group, shall be made by the holders of a majority of the Registrable Securities, except as specifically provided otherwise herein.

21.          Registration Rights Agreement – Exchange Shares. The provisions of Section 4, Section 6 and Section 8 shall be fully applicable to the registration of any Registrable Securities which are registered by the Company pursuant to the Registration Rights Agreement – Exchange Shares, and may be enforced by such Holders of Registrable Securities against the Company, as if such Registrable Securities registered thereunder had been registered under this Agreement.

22.          Fees and Expenses. Except as expressly set forth in this Agreement to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

23.          Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

24.          Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

25.          Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed by their respective authorized signatories as of the date first above written.

ORYON TECHNOLOGIES, INC.

By:	/s/ THOMAS P. SCHAEFFER
	Name:	Thomas P. Schaeffer
	Title:	President and Chief Executive Officer

EFL HOLDINGS TECH B.V.

By:	/s/ KARL HARTEY
	Name:	Karl Hartey
	Title:	Director

(Signature Page to Registration Rights Agreement)

EXHIBIT 4

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “License Agreement”) is made by and between EFL Holdings Tech B.V., a Netherlands corporation (hereinafter referred to as the “Licensor”) and Oryon Technologies, Inc., a Nevada, U.S.A. corporation (hereinafter referred to as “Licensee”). As used herein, Licensor and Licensee are each referred to as, a “Party” and collectively, the “Parties.” Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Subscription Agreement (as defined below).

WITNESSETH

WHEREAS, pursuant to a subscription agreement (the “Subscription Agreement”), dated as of the same date herewith, by and between Licensor’s Affiliate EFL Tech B.V. and Licensee, Licensee will issue and sell to EFL Tech B.V. and EFL Tech B.V. will purchase the Subscription Securities; and

WHEREAS, in connection with the transaction involving the Subscription Securities and as a portion of the consideration for the acquisition of the Subscription Securities, the Licensor and Licensee desire to enter into this License Agreement to establish the terms and conditions under which the Licensor will license the Licensor IP to Licensee;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereto agree as follows:

1.           Definitions. In addition to the terms defined elsewhere in this License Agreement, the following terms have the meanings, for purposes of this License Agreement, set forth in this Section 1:

(a)          “Affiliate” shall have the meaning ascribed to such term in Section 1.1 of the Subscription Agreement.

(b)          “Business Relationship Agreement” shall have the meaning ascribed to such term in Section 1.1 of the Subscription Agreement.

(c)          “Closing” shall have the meaning ascribed to such term in Section 2.3 of the Subscription Agreement.

(d)          “Closing Date” shall have the meaning ascribed to such term in Section 2.3 of the Subscription Agreement.

(e)          “Core Documents” shall mean the Subscription Agreement, the Business Relationship Agreement, the Equipment Lease, and the Registration Rights Agreement – Subscription Securities.

(f)           “EL” means electroluminescent lamps, together with the related inverters, conductors and circuits, including the technology and intellectual property related thereto, as contemplated by the Licensor IP. For purposes of establishing absolute clarity, the Parties agree and acknowledge that “EL” shall not be construed or deemed to include or extend to any lighting or other technology that does not involve electroluminescent lamps.

(g)          “Enforcement Proceeding” shall have the meaning set forth in Section 6(b) herein.

(h)          “Equipment Lease” shall have the meaning ascribed to such term in Section 1.1 of the Subscription Agreement.

(i)           “Improvements” means any and all improvements, additions, modifications, extensions, alterations, combinations and enhancements to the Licensor IP.

(j)           “IP Target” shall have the meaning ascribed to it in Section 2.2(b) of the Subscription Agreement.

(k)          “Licensed Product” means any article, kit, equipment, system, unit, product, or component part that, but for a license, would infringe, contributorily infringe, or induce the infringement of one or more claims of one or more of the Licensor Patents or any other Licensor IP licensed under this License Agreement; or that utilizes, implicates, or incorporates the Licensor IP which, in each case, contains, uses or benefits from EL.

(l)           “Licensed Territory” means worldwide.

(m)          “Licensor IP” (referred to in the Subscription Agreement as the Purchaser IP) means (i) the Licensor Patents and the Licensor Trademarks, and (ii) the trade secrets, know-how, inventions, copyrights, licenses, and all other intellectual property, of whatever kind or nature, related to EL that is owned by or licensed to the Licensor as of the date hereof, and any Improvements hereafter created.

(n)          “Licensor Patents” (referred to in the Subscription Agreement as the Purchaser Patents) means the patents and patent applications related to EL that are owned by or licensed to the Licensor, as set forth on Exhibit A hereto.1

(o)          “Licensor Trademarks” (referred to in the Subscription Agreement as the Purchaser Trademarks) means the trademarks, trademark applications, service marks, trade names, and other similar marks owned by or licensed to the Licensor, as set forth on Exhibit B hereto.

(p)          “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

[1]	The assignment of the Licensed Patents from Bayer Material Science AG to EFL Holdings Tech B.V. has not been recorded at the various respective patent offices, including the U.S. Patent and Trademark Office. The Licensor further notes that some of the Licensor Patents, and the inventions described therein, may not be extended to and are not subject to patent protection (and may not become subject to patent protection) in certain countries of the world, including the U.S.

(q)          “Registration Rights Agreement – Subscription Securities” shall have the meaning ascribed to such term in Section 1.1 of the Subscription Agreement.

(r)           “Subscription Securities” shall have the meaning ascribed to such term in Section 1.1 of the Subscription Agreement.

(s)          “Term” shall have the meaning set forth in Section 3 hereof.

2.           Grant of License.

(a)          Subject to the terms and conditions herein, Licensor hereby grants to Licensee, together with its permitted successors and assigns, and Licensee hereby accepts, an exclusive, royalty-free, paid-up license to use, commercialize, exploit and sublicense (as set forth below) the Licensor IP, including the right to make, have made, use, import, advertise, promote, market, distribute, offer to sell or sell Licensed Products, in the Licensed Territory during the Term hereof (the “License”).

(b)          Subject to the following sentence, the License allows Licensee (i) to sublicense the Licensor IP to Licensee’s resellers, distributors, and OEM partners, in connection with the marketing, distribution and/or manufacturing of Licensed Products, or distribution to customers and/or (ii) to sublicense the Licensor IP to Licensee’s customers for the use by customer of Licensed Products. Without Licensor’s prior written consent, Licensee shall not grant sublicenses for Licensor IP to competitors of Licensor or Licensee (including Persons that reasonably could be construed as competitors or potential competitors of Licensor and/or Licensee).

(c)          All rights not expressly granted herein to Licensee are reserved to Licensor.

(d)          Notwithstanding Section 2(a), in the event that the Licensee achieves the IP Target within the eighteen month anniversary of the Closing, the Licensee shall, within thirty (30) days of the Licensee providing notice to the Licensor that the Licensee has achieved the IP Target, pay a one-time royalty to Licensor equal to US$500,000.

3.           Term. Subject to Section 7 hereof, the term of the License hereby granted shall begin as of the Closing and shall continue for the life of the last of the Licensor Patents to expire including any extensions or continuations of existing applications (the “Term”). Notwithstanding the foregoing, the term of the License granted with respect to any particular Licensor Patent shall never be construed as extending beyond the expiration or termination date for such particular Licensor Patent.

4.           Title; Improvements.

(a)          It is agreed that nothing contained in this License Agreement shall be construed as an assignment or grant to the Licensee of any right, title, or interest in the Licensor IP, including the Licensor Patents and Licensor Trademarks, it being understood that all rights relating thereto are reserved by Licensor, except for the License granted hereunder to Licensee and only as specifically and expressly provided in this License Agreement.

(b)          Licensee must immediately disclose to Licensor any and all Improvements made by, for or on behalf of Licensee, including by any sublicensees, individually or jointly.

(c)          All Improvements, including Improvements made by, for or on behalf of Licensee, including by any sublicensees, individually or jointly, and all worldwide intellectual property and proprietary rights, title and interest therein and thereto shall be the sole and exclusive property of Licensor. To the extent necessary, Licensee agrees to assign or have assigned all such rights, title and interest, and to execute or have executed all documents necessary to effectuate such assignments, to Licensor.

5.           Licensor’s Rights and Obligations.

(a)          Representations and Warranties. Licensor represents, warrants, and covenants to Licensee that:

(i)          This License Agreement has been duly and validly executed and delivered by Licensor, and constitutes a legal and binding obligation of Licensor, enforceable against it in accordance with is terms;

(ii)         Licensor has all necessary power and authority to execute and perform its obligations under this License Agreement;

(iii)        Licensor’s execution, delivery, and performance of its obligations under this License Agreement will not conflict with or violate any provision of United States federal, state, or local law, rule, or regulation to which Licensor is subject, or any agreement or other obligation directly or indirectly applicable to Licensor or binding upon Licensor’s assets; and

(iv)         Licensor has, or has rights under, all Licensor IP. To the knowledge of the Licensor, all of the Licensor IP is enforceable and there is no existing infringement by another Person of any of the Licensor IP.

(b)          Prosecution and Maintenance of Patents. Licensor shall have the right to direct and shall have the sole authority to direct the prosecution and maintenance of the Licensor Patents. Licensor shall choose and select prosecution counsel, determine which Licensor IP to prosecute and maintain and make all other decisions related to the prosecution and maintenance of the Licensor IP. Licensor shall submit or have submitted invoices to Licensee for the costs of such prosecution and maintenance. Notwithstanding the foregoing, if Licensor fails to prosecute or maintain any Licensor Patents necessary to Licensee’s business, Licensee may, at its expense, prosecute and maintain such Licensor Patents. In such event, Licensee shall keep Licensor fully informed with respect thereto, and shall cooperate fully with Licensor in connection therewith.

(c)          Access to Licensor IP. Subsequent to the Closing, Licensor shall, at Licensee’s expense, transfer one or more copies of the Licensor IP to Licensee, and shall reasonably consult with Licensee with respect to the use of Licensor IP at Licensee’s expense and upon such other terms and conditions as are specified herein or in the Core Documents. Licensor shall disclose the Licensor IP, as the same may exist from time to time, to Licensee on a timely basis.

6.           Licensee’s Rights and Obligations.

(a)          Representations and Warranties. Licensee represents, warrants, and covenants to Licensor that:

(i)          This License Agreement has been duly and validly executed and delivered by Licensee, and constitutes a legal and binding obligation of Licensee, enforceable against it in accordance with is terms;

(ii)         Licensee has all necessary power and authority to execute and perform its obligations under this License Agreement;

(iii)        Licensee’s execution, delivery, and performance of its obligations under this License Agreement will not conflict with or violate any provision of United States federal, state, or local law, rule, or regulation to which Licensee is subject, or any agreement or other obligation directly or indirectly applicable to Licensee or binding upon Licensee’s assets; and

(iv)         Prior to the date hereof, Licensee has not infringed any Licensor IP in the conduct of its business or otherwise.

(b)          Enforcement. Licensee agrees to give Licensor prompt written notice of any unlicensed use (by third parties or otherwise) of Licensor IP. Licensee will not, without Licensor’s written consent, bring or cause to be brought any criminal prosecution, lawsuit or administrative action for infringement, interference with or violation of any rights to Licensor IP (each an “Enforcement Proceeding”). Licensee agrees to cooperate with Licensor, and, if necessary, to be named by Licensor as a sole complainant or co-complainant in any Enforcement Proceeding against an infringer of the Licensor IP. Licensee is obligated to institute and actively pursue an Enforcement Proceeding against any third party for infringement or misappropriation of any of Licensor IP as reasonably requested by Licensor. Licensee agrees to pay to Licensor, and hereby waives all claims to, all damages or other monetary relief recovered in an Enforcement Proceeding by reason of a judgment or settlement; provided, however, that Licensee shall retain all damages or other monetary relief, or any part thereof, which represent, or are intended to compensate for or represent, (a) injury sustained by Licensee as a licensee hereunder, or (b) reimbursement of costs and expenses incurred by License in prosecuting such Enforcement Action (after first reimbursing Licensor for any costs and expenses incurred by it with respect thereto). All costs and expenses associated with an Enforcement Proceeding (whether incurred originally by Licensor or License) shall be borne by Licensee. In an Enforcement Proceeding against an infringer, Licensee agrees to reimburse Licensor for reasonable expenses incurred by Licensor if Licensor has retained separate counsel. Licensee shall reasonably cooperate with Licensor in the enforcement of Licensor IP and provide such information as is reasonably requested by Licensor related to the enforcement of the Licensor IP by Licensor.

(c)          Prosecution and Maintenance. Licensee shall be responsible for and pay all expenses and fees related to and incurred for the prosecution and maintenance of the Licensor IP. Licensee shall pay invoices submitted by or on behalf of Licensor for the costs of such prosecution and maintenance of the Licensor IP within thirty (30) days of receipt of such invoices. Licensee acknowledges and agrees that Licensor shall have no obligation under this License Agreement or otherwise to provide maintenance or support for the Licensor IP.

(d)          Available Resources. Licensee represents and warrants to Licensor that it currently maintains, and shall maintain at all times hereafter, the relationships, reputation and other resources (including, for this purpose, the personnel, capital, equipment, intellectual property, processes and other items or things reasonably related thereto) necessary or appropriate to commercially exploit the opportunity presented by the Licensor IP.

(e)          Compliance with Laws. Licensee shall comply at all times with any and all laws and regulations of any countries, states or other jurisdictions that apply to Licensee’s use or other exploitation of the Licensor IP, including the making, using, distribution or selling of the Licensed Products.

(f)          Export Compliance. Licensee acknowledges that the Licensor IP and the Licensed Products may be subject to U.S. Export Administration Regulations. Licensee will not export or transfer, whether directly or indirectly, the Licensor IP and the Licensed Products to any of customers, sublicensees or any other third party or Affiliate, without the appropriate license or authorization from the U.S. Department of Commerce or other agency or department of the government of the United States, as required.

(g)          Reports. From and after the Closing Date, Licensee shall provide to Licensor such reports, information and data about the Licensed Product, Licensee’s use of the Licensor IP or such other matters reasonably related to this License Agreement as Licensor shall request in writing.

(h)          No Disabling Codes. Licensee covenants and agrees that it will not insert into any of the Licensor IP any disabling code, element or device, any so-called “time bomb” or any similar “drop dead device,” “back door” or contaminant that could access, modify, delete, damage or disable the Licensor IP (including any Improvements), or any functions, features or embodiments thereof.

(i)          Each of the obligations of the Licensee under this Section 6 are regarded by the Parties as material.

7.           Termination of License.

Without prejudice to any other right or remedy available to Licensor:

(a)          Licensor has the right at any time to terminate this License Agreement by giving Licensee written notice thereof if Licensee breaches a material term or provision of this License Agreement, and if such breach is not corrected to the reasonable satisfaction of Licensor within fifteen (15) days after Licensor sends Licensee written notice thereof (or if such breach cannot be so corrected with such fifteen (15) day period, Licensee fails to promptly commence action to cure such breach after receipt of such notice, and thereafter fails to cure such breach, using continual diligence with respect thereto, within a commercially reasonable time (not to exceed ninety (90) days in the aggregate)).

(b)          Licensor has the right at any time to terminate this License Agreement immediately by giving Licensee written notice thereof:

(i)          If notice of a breach of a material term or provision of this License Agreement has been given pursuant to Section 7(a) above and two (2) additional breaches of the same (or a substantially similar) term or provision thereafter occur prior to the first to occur of (A) the cure of the first such breach or (B) the lapse of the cure period for the first such breach;

(ii)         if Licensee breached, as of the date hereof, any of the representations or warranties contained herein;

(iii)        if Licensee makes any assignment for the benefit of creditors, or files a petition in bankruptcy, or is adjudged bankrupt, or becomes insolvent (as reasonably determined in good faith by Licensor), or is placed in the hands of a receiver, or if the equivalent of any such proceedings or acts occurs, though known by some other name or term;

(iv)         if Licensee is not permitted, is unable or otherwise refuses to operate Licensee’s business in the usual manner, or is not permitted, is unable or otherwise refuses to provide Licensor with assurance reasonably satisfactory to Licensor that Licensee will so operate Licensee’s business, (whether as a debtor in possession or otherwise),

(v)          if Licensee is not permitted, is unable or otherwise refuses to provide Licensor with assurance reasonably satisfactory to Licensor that Licensee can and will meet Licensee’s obligations under this License Agreement;

(vi)         if Licensee breaches any material representation, warranty or covenant set forth in the Core Documents; or

(vii)        if Licensor properly terminates the Equipment Lease pursuant to the provisions thereof.

(c)          Upon expiration or termination of this License Agreement, Licensee’s right to use the Licensor IP pursuant to this License Agreement and all licenses and sub-licenses granted hereunder shall immediately terminate. Any termination shall be without prejudice to any other rights or remedies that the terminating Party may have against the other Party with respect to any default.

8.           Relationship of Parties. Licensee shall not in any manner or respect be the legal representative or agent of Licensor and shall not enter into or create any contracts, agreements, or obligations on the part or the Licensor, either expressed or implied, nor bind Licensor in any manner or respect whatsoever; it being understood that this License Agreement is only a contract for the license of the Licensor IP.

9.           Notices. All notices and statements to be made hereunder shall be given or made at the respective address of the Parties as set forth below such Party’s name, unless notification of a change of address is given in writing, and the date of mailing shall be deemed the date the notice or statement is given and all payments to be made hereunder, shall be made directly to Licensor.

If to Licensor:	EFL Holdings Tech B.V.
Eerste Industries 15B,
5451 GV, Mil
the Netherlands

Attention: Alex Hatzihihail
Chief Executive Officer
Email: alex@efltech.com

with a copy to:	J. David Washburn
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
Telephone: 214-659-2678
Email: davidwashburn@andrewskurth.com

If to Licensee:	Oryon Technologies, Inc.
Attention: Tom Schaeffer, Chief Executive Officer
4251 Kellway Circle
Addison, Texas 75001
Telephone: 214-267-1321
Email: tschaeffer@elastolite.com

10.         No Joint Venture. Nothing herein contained shall be construed to place the Parties in the relationship of partners or joint ventures.

11.         No Waiver; Etc. This License Agreement may not be waived or modified, except by an express agreement in writing signed by both Parties. There are no representations, promises, warranties, covenants, or undertakings other than those contained in this License Agreement with respect to its subject matter, which represents the entire understanding of the Parties. The failure of either Party hereto to enforce, or delay by either Party in enforcing, any of its rights under this License Agreement shall not be deemed a continuing waiver or a modification thereof and either Party may, within the time provided by applicable law, commence appropriate legal proceedings to enforce any or all of such rights.

12.        Governing Law. This License Agreement shall be construed under the laws of the State of Texas.

13.         Severability. Whenever possible, each provision of this License Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this License Agreement shall be prohibited, void, invalid, or unenforceable under applicable law, such provision shall be ineffective to the extent of such prohibition, invalidity, void ability, or enforceability without invalidating the remainder of such provision or the remaining provisions of this License Agreement. If a court ruling, or the controlling principle of law or equity leading to the ruling, is subsequently overruled, modified or amended by legislative, judicial, or administrative action, then the provision(s) in question, as originally set forth in this License Agreement, will be deemed to be valid and enforceable to the maximum extent permitted by the new controlling principle of law or equity.

14.         Assignment and Successors. Licensee may not assign this License Agreement or any benefits or obligations hereunder without the prior written consent of Licensor. The terms and provisions of this License Agreement shall be binding upon the Parties and their respective successors and assigns but shall inure to the benefit of and be enforceable by the successors and assigns of either Party only to the extent that they are permitted successors and assigns pursuant to the terms hereof.

15.         Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Licensor will be entitled to specific performance under this License Agreement Licensee agrees that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this License Agreement and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

16.         Attorneys’ Fees. Should any litigation be commenced between the Parties concerning this License Agreement, or the rights and duties of either in relations thereto, the Party prevailing in such litigation shall be entitled, in addition to such relief as may be granted, to its attorneys’ fees and costs in the litigation.

17.         Disclaimer of Warranties. EXCEPT AS EXPLICITLY PROVIDED HEREIN, LICENSOR HAS LICENSED THE LICENSOR IP TO LICENSEE ON AN “AS IS” BASIS. LICENSEE EXPRESSLY DISCLAIMS ANY RELIANCE ON ANY REPRESENTATIONS OR WARRANTIES OTHER THAN AS EXPLICITLY SET FORTH HEREIN INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGER AND FITNESS FOR A PARTICULAR PURPOSE.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this License Agreement this 21st day of January 2014.

LICENSOR:		LICENSEE:

EFL HOLDINGS TECH B.V.		ORYON TECHNOLOGIES, INC.

By:	/s/ KARL HARTEY	By:	/s/ THOMAS P. SCHAEFFER
Name: Karl Hartey		Name: Thomas P. Schaeffer
Title: Director		Title: Chief Executive Officer

Exhibit A

patent LIsT

[OMITTED FROM FILING]

Exhibit B

TRADEMARK LIsT

[OMITTED FROM FILING]

EXHIBIT 5

EQUIPMENT LEASE AGREEMENT

THIS EQUIPMENT LEASE AGREEMENT (this “Lease Agreement”) is made by and between EFL Holdings Tech B.V., a Netherlands corporation (“Lessor”) and Oryon Technologies, Inc., a Nevada, U.S.A. corporation (“Lessee”). As used herein, Lessor and Lessee are each referred to as, a “Party” and collectively, the “Parties.” Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Subscription Agreement (as defined below).

WITNESSETH

WHEREAS, pursuant to a subscription agreement (the “Subscription Agreement”), dated as of the same date herewith, by and between EFL Tech B.V., an affiliate of Lessor, and Lessee, Lessee will issue and sell to such affiliate and such affiliate will purchase the Subscription Securities;

WHEREAS, in connection with the transaction involving the Subscription Securities and as a portion of the consideration for the acquisition of the Subscription Securities, the Lessor and Lessee desire to enter into this Lease Agreement to establish the terms and conditions under which the Lessor will lease to Lessee the Equipment for use in Licensed Products; and

WHEREAS, concurrently with entering into this Lease Agreement and the Subscription Agreement, Lessor is licensing certain intellectual property to Lessee for use in its business pursuant to a License Agreement entered into on the date hereof between Lessor and Lessee (as may be amended from time to time in accordance with its terms, the “License”);

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereto agree as follows:

1.           Definitions. In addition to the terms defined elsewhere in this Lease Agreement, the following terms have the meanings, for purposes of this Lease Agreement, set forth in this Section 1:

(a)          “Closing” shall have the meaning ascribed to such term in Section 2.3 of the Subscription Agreement.

(b)          “Closing Date” shall have the meaning ascribed to such term in Section 2.3.

(c)          “Equipment” means the equipment described in Exhibit A to this Agreement.

(d)          “Licensed Products” has the meaning set forth in the License.

(e)          “Licensed Territory” has the meaning set forth in the License.

(f)          “Licensor IP” has the meaning set forth in the License.

(g)          “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

(h)          “Term” shall have the meaning set forth in Section 3 hereof.

2.           Equipment Lease. Subject to the terms and conditions herein, Lessor hereby leases the Equipment to Lessee in connection with the manufacturing, support, research and development, and commercialization of Licensed Products in the Licensed Territory during the Term hereof. This Equipment Lease has been provided in consideration for One Hundred U.S. Dollars ($100) paid by the Lessee to Lessor, the receipt and sufficiency of which is hereby expressly acknowledged by Lessor. In the event that, at any time within the first sixty (60) days hereof, the Parties determine that any portion of the Equipment is inadequate for the purposes collectively intended, Lessor shall deliver other or replacement equipment to Lessee in exchange for such original Equipment, which other or replacement equipment shall be reasonably comparable to such original Equipment as reasonably determined by Lessor. Lessor can deliver such other or replacement equipment from its existing equipment or it may acquire additional equipment, provided, however, the Parties expressly confirm that, under no circumstances shall Lessor have any obligation to expend more than $1.5 million under this provision. Any such other or replacement equipment delivered hereunder shall also be considered Equipment under this Agreement.

3.           Term. The term of the Equipment Lease hereby granted shall begin as of the Closing and shall continue, unless terminated earlier as provided in Section 11 herein, for a period of twenty one (21) years, or until the Licensor terminates the License pursuant to Section 7 thereof, or such License expires pursuant to its terms, whichever occurs first (the “Term”).

4.           Characterization of Equipment Lease.

(a)          This Equipment Lease is a net lease, and, notwithstanding any other provision of this Equipment Lease, it is intended that Lessee shall pay all costs, charges, fees, assessments, expenses and taxes of every character (excluding only taxes measured by Lessor’s revenue or income from any rental payments provided herein, if any) whether foreseen or unforeseen, ordinary or extraordinary, incurred in connection with the shipment, delivery, importation, exportation, installation, use, operation, maintenance, repair and leasing of the Equipment including, without limitation, the costs, expenses and taxes and similar levies described in this Equipment Lease. The obligations and liabilities of Lessee hereunder, including its obligation to operate and maintain the Equipment as set forth herein, shall be absolute and unconditional and shall in no way be released, discharged or otherwise affected by reason of (i) any set-off, counterclaim, recoupment, defense or other right which Lessee may have against Lessor or any other party for any reason whatsoever, (ii) any defect in the condition, quality or fitness for use of the Equipment or any part thereof, (iii) any damage to, removal, abandonment, salvage, loss, scrapping or destruction of or any requisition or taking of the Equipment or any part thereof, (iv) any confiscation, restriction, prevention or curtailment of or interference with any use of the Equipment or any part thereof, (v) any taking by a governmental authority of title to or the right of temporary or permanent use of all or any part of the Equipment, (vi) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding relating to Lessor or Lessee, or any action taken with respect to this Equipment Lease by any trustee or receiver of Lessor or Lessee, or by any court, in any such proceeding, (vii) any claim which Lessee has or might have against any person including, without limitation, Lessor or any supplier or manufacturer of the Equipment, (viii) any invalidity or unenforceability or disaffirmance of this Equipment Lease or any provision hereof, (ix) any lien on all or any part of the Equipment, or (x) any other occurrence whatsoever, whether similar or dissimilar to the foregoing, whether or not Lessee shall have notice or knowledge of the same. Lessor shall not be obligated to provide for (1) the service, repair or maintenance of the Equipment, (2) the purchase of parts or accessories for the Equipment, (3) the loan of replacement or substitute equipment while the Equipment is being serviced, (4) the purchase of insurance for Lessee, or (5) the renewal of any license or registration for the Equipment.

2

(b)          It is the intent of Lessor and Lessee that this Equipment Lease be a true lease and not a lease intended as security or a conditional sales agreement. Lessor and Lessee agree to treat this Equipment Lease as a “true lease” for income tax purposes.

5.           Disclaimer of Warranties. LESSOR IS NEITHER THE MANUFACTURER, NOR A SUPPLIER, NOR A DEALER IN THE EQUIPMENT, AND MAKES NO WARRANTY, EXPRESSED OR IMPLIED, REGARDING THE FITNESS, MERCHANTABILITY, DESIGN, CONDITION, CAPACITY, PERFORMANCE OR ANY OTHER ASPECT OF THE EQUIPMENT OR ITS MATERIAL OR WORKMANSHIP. LESSOR FURTHER DISCLAIMS ANY LIABILITY FOR LOSS, DAMAGE, OR INJURY TO LESSEE OR THIRD PARTIES AS A RESULT OF ANY DEFECTS, LATENT OR OTHERWISE, IN THE EQUIPMENT WHETHER ARISING FROM LESSOR’S ACTIONS, OMISSIONS OR APPLICATION OF THE LAWS OF STRICT LIABILITY. AS TO LESSOR, LESSEE LEASES THE EQUIPMENT “AS IS,” “WHERE IS,” WITH ALL FAULTS. LESSEE HEREBY ACKNOWLEDGES THAT NEITHER LESSOR, NOR ANY PERSON ACTING ON BEHALF OF LESSOR, HAS MADE ANY REPRESENTATION, AGREEMENT, STATEMENT, WARRANTY, GUARANTY OR PROMISE REGARDING THE EQUIPMENT AND LESSEE FULLY ACKNOWLEDGES AND REPRESENTS THAT LESSEE IS ENTERING THIS EQUIPMENT LEASE ON THE BASIS OF ITS OWN INSPECTION OF THE EQUIPMENT AND NOT ON ANY INFORMATION PROVIDED OR TO BE PROVIDED BY LESSOR. LESSEE HEREBY WAIVES ALL OBJECTIONS OR CLAIMS AGAINST LESSOR ARISING FROM OR RELATED TO THE EQUIPMENT. THE DISCLAIMERS SET FORTH IN THIS SECTION 5 SHALL SURVIVE THE EXPIRATION OR TERMINATION OF THIS EQUIPMENT LEASE.

6.           Assignment for Breach of Warranty. Lessor hereby assigns to Lessee, to the extent assignable without the consent of any third parties and solely for the purpose of prosecuting such a claim, all of the rights which Lessor may have against the manufacturer, any vendor, or any seller of any Equipment for the breach of warranty or other representations respecting the Equipment leased to Lessee pursuant to this Equipment Lease.

7.           Delivery and Installation. Lessor shall have no obligation to deliver, install, erect, test, adjust, service or maintain the Equipment, except that Lessor shall pay the cost of shipping the Equipment to Lessee. Lessor shall have no liability to Lessee under this Equipment Lease, including in the event that any supplier, manufacturer or any other person shall fail at any time to perform any obligation to Lessor, Lessee or any other person.

3

8.           Title; Maintenance.

(a)          It is agreed that nothing contained in this Lease Agreement shall be construed as an assignment or grant to the Lessee of any right, title, or interest in the Equipment, it being understood that all rights relating thereto are reserved by Lessor, except for the Equipment Lease granted hereunder to Lessee and only as specifically and expressly provided in this Lease Agreement.

(b)          During the Term, Lessee, at its own cost and expense, shall at all times operate, maintain, service, repair, overhaul and test the Equipment to the extent required to maintain the Equipment in good, operating condition and appearance and in any event (i) in accordance with the Equipment manufacturer’s warranty and all documentation related to the installation, maintenance and operation of the Equipment provided by the Equipment manufacturer, if any, and in any event, in accordance with prudent management and sound business practice, (ii) in at least as good a manner as a prudent owner or operator of comparable equipment would operate, maintain, service, repair, overhaul and test the Equipment if such owner or operator were the owner of the Equipment, and (iii) to modify or improve the performance of the Equipment to respond to changes in Licensor IP, or in Licensed Products or the market therefor. Except after the occurrence of an Event of Loss (as hereinafter defined), Lessee, at its own cost and expense, shall promptly replace all parts which may from time to time fail to function properly or become worn out, destroyed, damaged, lost, condemned, confiscated, stolen, seized or permanently rendered unfit for use for any reason whatsoever. All replacement parts shall be free and clear of all liens, shall be in good operating condition, and shall have a value and utility at least equal to the parts replaced. Immediately upon any replacement part becoming incorporated or installed in or attached to the Equipment as above provided, without further act by Lessor or Lessee (1) title to such replacement part shall vest in Lessor and (2) such replacement part shall become subject to this Equipment Lease and be deemed part of the Equipment for all purposes hereof to the same extent as the parts originally incorporated or installed in or attached to the Equipment.

(c)          Lessee may not make any modification, improvement, or other alteration to any Equipment except as is required by Section 8(b) herein. In the event Lessee makes any modification, improvement, or alteration other than as required by Section 8(b), (i) all warranties provided herein shall be void and (ii) Lessee shall, at Lessor’s written request, pay the costs incurred by Lessor to restore and repair the Equipment to the condition in which such Equipment was delivered to Lessee, reasonable wear and tear excepted.

9.           Lessor’s Rights and Obligations. Representations and Warranties. Lessor represents, warrants, and covenants to Lessee that:

(a)          This Lease Agreement has been duly and validly executed and delivered by Lessor, and constitutes a legal and binding obligation of Lessor, enforceable against it in accordance with is terms;

(b)          Lessor has all necessary power and authority to execute and perform its obligations under this Lease Agreement;

4

(c)          Lessor’s execution, delivery, and performance of its obligations under this Lease Agreement will not conflict with or violate any provision of United States federal, state, or local law, rule, or regulation to which Lessor is subject, or any agreement or other obligation directly or indirectly applicable to Lessor or binding upon Lessor’s assets; and

(d)          Lessor owns, and has the right to lease, the Equipment.

10.         Lessee’s Rights and Obligations.

(a)          Representations and Warranties. Lessee represents, warrants, and covenants to Lessor that:

(i)          This Lease Agreement has been duly and validly executed and delivered by Lessee, and constitutes a legal and binding obligation of Lessee, enforceable against it in accordance with is terms;

(ii)         Lessee has all necessary power and authority to execute and perform its obligations under this Lease Agreement; and

(iii)        Lessee’s execution, delivery, and performance of its obligations under this Lease Agreement will not conflict with or violate any provision of United States federal, state, or local law, rule, or regulation to which Lessee is subject, or any agreement or other obligation directly or indirectly applicable to Lessee or binding upon Lessee’s assets.

(b)          Use and Compliance with Laws. Lessee shall use the Equipment in a careful and proper manner, and with respect to the installation, operation, use and maintenance of the Equipment, Lessee shall at all times, at its own cost and expense, comply with all laws, rules, regulations and orders of all governmental and quasi-governmental authorities having jurisdiction thereof (collectively the “Laws”). Lessee further agrees to effect, at Lessee’s expense, all registrations, secure all use permits for the Equipment and take all such other steps as may be required to cause this Equipment Lease to be in compliance with, and enforceable under, the Laws of each jurisdiction in which the Equipment is located. Lessor or its representatives may, at all reasonable times, enter upon any site, building, or place where the Equipment may be located for purposes of inspection of the Equipment. If the Equipment is, in the reasonable opinion of Lessor, being abused, improperly maintained or used in a manner inconsistent with Law, Lessor may terminate this Lease Agreement in accordance with Section 11(a). Lessee shall not allow the Equipment to be moved from the location originally specified by Lessor to another location without the explicit prior written consent of Lessor, except in the case of a sub-lease of the Equipment to a Sub-Licensee permitted in Section 18.

11.         Termination of Equipment Lease.

Without prejudice to any other right or remedy available to Lessor:

(a)          Lessor has the right at any time to terminate this Lease Agreement by giving Lessee written notice thereof if Lessee breaches a material term or provision of this Lease Agreement (including, but not limited to, Sections 8, 10(b) and 16), and if such breach is not corrected to the reasonable satisfaction of Lessor within fifteen (15) days after Lessor sends Lessee written notice thereof (or if such breach cannot be so corrected with such fifteen (15) day period, Licensee fails to promptly commence action to cure such breach after receipt of such notice, and thereafter fails to cure such breach, using continual diligence with respect thereto, within a commercially reasonable time (not to exceed ninety (90) days in the aggregate)).

5

(b)          Lessor has the right at any time to terminate this Lease Agreement immediately by giving Lessee written notice thereof:

(i)          if notice of a breach of a material term or provision of this Lease Agreement has been given pursuant to Section 11(a) above and two (2) additional breaches of the same (or a substantially similar) term or provision thereafter occur prior to the first to occur of (A) the cure of the first such breach or (B) the lapse of the cure period for the first such breach;

(ii)         if Lessee breached, as of the date hereof, any of the representations or warranties contained herein;

(iii)        if Lessee is not permitted, is unable or otherwise refuses to provide Lessor with assurance reasonably satisfactory to Lessor that Lessee can and will meet Lessee’s obligations under this Lease Agreement.

12.         Remedies. Upon termination of this Lease Agreement for whatever reason, Lessee, at Lessee’s expense, shall promptly return any or all of the Equipment to Lessor at the location, in the condition and otherwise in accordance with all of the terms of Section 13 hereof, or Lessor, at its option, may enter upon the premises where such Equipment is located and take immediate possession of and remove such Equipment by summary proceedings or otherwise, all without liability to Lessor for or by reason of such entry or taking of possession, whether for the restoration of damage to property caused by such taking or otherwise. The foregoing remedy is not intended to be exclusive, and Lessor retains all other remedies available at law or in equity. No express or implied waiver by Lessor of any termination right in Section 11, shall in any way be, or be construed to be, a waiver of any future or subsequent like breach. To the extent permitted by applicable law, Lessee hereby waives any rights now or hereafter conferred by statute or otherwise which may require Lessor to sell, lease or otherwise use the Equipment in mitigation of Lessor’s damages as set forth in this section or which may otherwise limit or modify any of Lessor’s rights or remedies under this section.

13.         Return of Equipment. At the expiration of the Term of this Equipment Lease, or in the event Lessee is otherwise required to return the Equipment to Lessor pursuant to the terms and conditions of this Equipment Lease, Lessee shall return the Equipment to Lessor, prepaying all transportation charges, at a location designated by Lessor, in the same repair and condition as at the time of its delivery to Lessee, reasonable wear and tear excepted. Lessee will pay for any repairs necessary to place the Equipment in such condition.

6

14.         General Indemnification. LESSEE SHALL AND DOES HEREBY ASSUME ALL RISKS, RESPONSIBILITIES AND LIABILITIES ARISING FROM LESSEE’S LEASE, POSSESSION, USE AND LOCATION OF THE EQUIPMENT AND LESSEE AGREES TO PAY, INDEMNIFY, AND HOLD LESSOR AND EACH OF LESSOR’S AGENTS, EMPLOYEES, OFFICERS, DIRECTORS, AFFILIATES AND MANAGERS HARMLESS FROM AND AGAINST ANY AND ALL LIABILITIES, OBLIGATIONS, LOSSES, DAMAGES, PENALTIES, BONDING FEES, INTEREST, CLAIMS, ACTIONS, SUITS, PROCEEDINGS, COSTS, FINES, FEES, OUT-OF-POCKET EXPENSES AND DISBURSEMENTS (INCLUDING LEGAL FEES AND EXPENSES) OF WHATSOEVER KIND AND NATURE (ALL OF THE FOREGOING BEING HEREINAFTER COLLECTIVELY REFERRED TO AS “INDEMNIFICATION EXPENSES”) IMPOSED ON, OR INCURRED BY OR ASSERTED AGAINST ANY OF THEM AT ANY TIME BEFORE, DURING OR AFTER THE TERM OF THIS EQUIPMENT LEASE IN ANY WAY RELATING TO, DIRECTLY OR INDIRECTLY ASSOCIATED WITH, OR ARISING OUT OF THIS EQUIPMENT LEASE OR THE EQUIPMENT, OR THE FAILURE BY LESSOR TO QUALIFY OR REGISTER IN ANY JURISDICTION WHERE THE EQUIPMENT MAY BE LOCATED, INCLUDING, WITHOUT LIMITATION, INDEMNIFICATION EXPENSES RELATING TO OR ARISING FROM (A) ANY VIOLATION OF THE LAWS, INCLUDING THE LAWS OF ANY COUNTRY OR POLITICAL SUBDIVISION THEREOF, (B) LOSS OF OR ANY DAMAGE TO ANY PROPERTY OR THE ENVIRONMENT, OR DEATH OR INJURY TO ANY PERSON, (C) TORT CLAIMS OF ANY KIND, INCLUDING, WITHOUT LIMITATION, STRICT LIABILITY IN TORT OR NEGLIGENCE OR OTHER CAUSE AND REGARDLESS OF THE DATE OF OCCURRENCE OF ANY EVENT GIVING RISE TO ANY SUCH CLAIM, (D) LATENT OR OTHER DEFECTS, WHETHER OR NOT DISCOVERABLE, AND (E) ANY CLAIM FOR PATENT, TRADEMARK, COPYRIGHT OR OTHER PROPRIETARY RIGHT OR INFRINGEMENT. LESSEE HEREBY WAIVES ANY CLAIM AGAINST LESSOR ON ACCOUNT OF ANY AND ALL SUCH CLAIMS. LESSEE FURTHER COVENANTS AND AGREES WITH LESSOR THAT LESSEE WILL FOREVER RELEASE AND HOLD HARMLESS LESSOR AGAINST ANY OF THE AFORESAID CLAIMS OR ANY OTHER CLAIMS AND THAT THIS EQUIPMENT LEASE MAY BE PLEADED AS A COMPLETE DEFENSE OF ANY SUCH ACTION OR PROCEEDING WHICH MAY BE BROUGHT AS A CONSEQUENCE THEREOF. LESSEE FURTHER COVENANTS AND AGREES THAT IT WILL, AT LESSEE’S OWN COST AND EXPENSE, DEFEND ANY AND ALL SUITS WHICH MAY BE BROUGHT AGAINST LESSOR EITHER ALONE OR IN CONJUNCTION WITH OTHERS, UPON ANY SUCH CLAIM.

LESSEE AGREES THAT, WITH RESPECT TO ANY PAYMENT OR INDEMNITY BY IT UNDER THIS SECTION 14, SUCH PAYMENT OR INDEMNITY SHALL INCLUDE AN AMOUNT NECESSARY TO HOLD THE LESSOR HARMLESS, ON AN AFTER-TAX BASIS, FROM ALL FEDERAL, STATE AND LOCAL TAXES, PENALTIES AND INTEREST REQUIRED TO BE PAID BY LESSOR WITH RESPECT TO SUCH PAYMENT OR INDEMNITY. LESSEE’S INDEMNITY OF LESSOR SET FORTH IN THIS SECTION SHALL SURVIVE THE EXPIRATION OR TERMINATION OF THIS EQUIPMENT LEASE.

15.         Risk of Loss. Lessee hereby assumes and shall bear the entire risk of loss and damage to the Equipment from any and every cause whatsoever. No loss or damage to the Equipment or any part thereof shall impair any obligation of Lessee under this Equipment Lease and in any such event, this Equipment Lease shall continue in full force and effect. In the event of loss or damage of any kind whatsoever to the Equipment, Lessee shall:

(a)          Promptly place the same in good repair, condition and working order, or promptly replace the same with like equipment in good repair, condition and working order; or

7

(b)          If in the reasonable judgment of Lessor the Equipment is determined by Lessor to be lost, stolen, destroyed or damaged beyond repair (herein referred to as an “Event of Loss”), Lessee shall, at Lessor’s discretion either (1) pay Lessor in cash upon such determination the “fair market value” immediately prior to the time of destruction, or (2) at Lessee’s own cost, procure replacement equipment with the same functionality as the Equipment that suffered the Event of Loss. Upon receiving the payment outlined in (1) above, this Equipment Lease shall terminate with respect to all such items of Equipment so paid for and Lessee thereupon shall become entitled to such terminated Equipment on an “as-is where-is” basis without warranty, express or implied, with respect to any matter whatsoever, and shall continue to be bound by the disclaimers set forth in Section 5 of this Equipment Lease. For the purpose of this Section 15, the “fair market value” shall be the amount mutually agreed upon by Lessor and Lessee; provided, however, if Lessor and Lessee are unable to agree upon the “fair market value” within thirty (30) days after the date of the Event of Loss, the “fair market value” of any Equipment shall be determined at Lessee’s expense by an appraiser selected by mutual agreement of Lessor and Lessee. If Lessor and Lessee are unable to agree upon an appraiser, or if the “fair market value” is not so determined within sixty (60) days after the date of the Event of Loss, the same shall be determined at Lessee’s expense by an appraisal company as Lessor shall designate.

16.         Insurance.

(a)          Lessee shall, at its own expense, maintain adequate insurance necessary to cover the risks associated with using and operating the Equipment and any other insurance reasonably requested by Lessor relating to the use and operation of the Equipment.

(b)          All insurance specified in this Section 16 shall be primary over, and in no event shall, any insurance carried by Lessor be called upon to contribute to any loss relating to or arising out of this Equipment Lease. All insurance shall be in effect, and shall be evidenced by a certificate of insurance with all required endorsements as required pursuant to this Section 16 delivered to Lessor on or prior to the date upon which Lessee executes this Equipment Lease.

17.         Taxes and Encumbrances. Lessee shall keep the Equipment free and clear of all levies, liens and encumbrances (except those created by Lessor) and shall during the Term properly render the Equipment to appropriate governmental authorities and pay all personal property taxes, license fees, assessments, sales, use, value added, documentary and other taxes, duties, fees or assessments now or hereinafter imposed by any governmental authority upon this Equipment Lease or the Equipment. Promptly after each rendition of the Equipment and each payment by Lessee of personal property taxes on the Equipment, Lessee shall provide Lessor with evidence of such rendition satisfactory to Lessor or with a copy of a tax receipt evidencing such payment, as the case may be. Lessee shall also furnish to Lessor such evidence of payment of other taxes, fees and assessments as Lessor may from time to time request.

8

18.         Assignment.

(a)          WITHOUT THE PRIOR WRITTEN CONSENT OF LESSOR, LESSEE SHALL NOT ASSIGN, PLEDGE, GRANT A SECURITY INTEREST IN, OTHERWISE ENCUMBER, SUBLEASE OR TRANSFER, OR IN ANY WAY DISPOSE OF OR OTHERWISE RELINQUISH POSSESSION OR CONTROL OVER (COLLECTIVELY, A “TRANSFER”) ITS RIGHTS WITH RESPECT TO ANY UNIT OF EQUIPMENT OR ALL OR ANY PART OF ITS RIGHTS AND OBLIGATIONS UNDER THIS EQUIPMENT LEASE. Notwithstanding the foregoing, Lessee may sub-lease the Equipment to a Sub-Licensee under the License in order to support such Sub-Licensee’s performance under such Sub-License; provided, however, that Lessee shall give Lessor prior written notice of any such sub-lease and Lessor shall give its consent thereto (not to be unreasonably withheld, conditioned or delayed). If, notwithstanding the first sentence of this paragraph (a), a Transfer by Lessee takes place, the rights of the sublessee or other transferee will be subject and subordinate to all of the terms of this Equipment Lease, including Lessor’s right of repossession set forth in Section 12. Lessee will remain primarily liable for the performance of all of the terms of this Equipment Lease to the same extent as if the sublease or transfer of possession had not occurred. Lessor and Lessee agree that any purchase of all or substantially all of Lessee’s assets, in any merger or consolidation into or with Lessee regardless of whether Lessee is the surviving entity shall be deemed to be a Transfer under this Equipment Lease.

(b)          Lessor shall have the right, in its sole discretion, to assign, sell, pledge, grant a security interest in or otherwise encumber its rights under this Equipment Lease and/or with respect to the Equipment subject to this Equipment Lease to one or more persons or entities (each, an “Assignee”), provided that the Assignee agrees to be bound by the terms of this Equipment Lease. Lessee acknowledges that an assignment, sale or other encumbrance by Lessor would not materially change Lessee’s duties under the Equipment Lease or materially increase its burdens or risks. Even if such an assignment, sale or other encumbrance could be deemed to have that effect, Lessee agrees that the assignment, sale or other encumbrance will nevertheless be permitted. Without prejudice to any rights that Lessee may have against Lessor, Lessee agrees that it will not assert against an Assignee any claim or defense that it may have against Lessor.

(c)          Subject to the foregoing, this Equipment Lease inures to the benefit of, and is binding upon, the heirs, legatees, representatives, successors and assigns of Lessee and Lessor.

19.         Waiver of Liability; Waiver of Subrogation.

(a)          Lessor and Lessor’s agents and employees shall not be liable to Lessee, nor to Lessee’s employees, agents or visitors, nor to any other person whomsoever, for any injury to person or damage to property caused by the Equipment becoming out of repair or by defect or failure of any structural element of the Equipment, nor shall Lessor be liable to Lessee, nor to Lessee’s employees, agents or visitors, nor to any other person whomsoever, for any loss or damage that may be occasioned by or through the acts or omissions of others.

(b)          Lessor shall not be liable to Lessee or to Lessee’s employees, agents, contractors, invitees, customers, subcontractors, licensees, and concessionaires, or to any other person whomsoever, for any injury to person or damage to property caused by the negligence or misconduct of Lessee, its employees, agents, contractors, invitees, customers, sublessees, licensees or concessionaires, or of any other person, or arising out of the use of the Lessee in the performance of its obligations under this Equipment Lease.

9

(c)          Lessee hereby releases the Lessor from any and all liability or responsibility to Lessee, or to any other party claiming through or under Lessee by way of subrogation or otherwise, for any loss or damage to property caused by a casualty which is insurable under standard fire and extended coverage insurance EVEN IF CAUSED BY LESSOR’S NEGLIGENT ACTS OR OMISSIONS; provided, however, that this waiver shall be applicable only with respect to a loss or damage occurring during the time when property insurance policies, which are readily available in the marketplace, contain a clause or permit an endorsement to the effect that any such release shall not adversely affect or impair the policy or the right of the insured party to receive proceeds under the policy; provided, further, that this release shall not be applicable to the portion of any damage which is not reimbursed by the Lessee’s insurer because of the “deductible” in the Lessee’s insurance coverage. The release specified in this section is cumulative with any releases or exculpations which may be contained in other provisions of this lease.

20.         Relationship of Parties. Lessee shall not in any manner or respect be the legal representative or agent of Lessor and shall not enter into or create any contracts, agreements, or obligations on the part or the Lessor, either expressed or implied, nor bind Lessor in any manner or respect whatsoever; it being understood that this Lease Agreement is only a contract for the Lease of the Equipment.

21.         Notices. All notices and statements to be made hereunder shall be given or made at the respective address of the Parties as set forth below such Party’s name, unless notification of a change of address is given in writing, and the date of mailing shall be deemed the date the notice or statement is given and all payments to be made hereunder, shall be made directly to Lessor.

If to Lessor:	EFL Holdings Tech B.V. Eerste Industries 15B, 5451 GV, Mil the Netherlands

Attention: Alex Hatzimihail

Email: alex@efltech.com

with a copy to:	Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 U.S.A. Attention: J. David Washburn Telephone: 214-659-4678 Email: davidwashburn@andrewskurth.com

If to Lessee:	Oryon Technologies, Inc. 4251 Kellway Circle Addison, Texas 75001 U.S.A. Attention: Thomas P. Schaeffer Chief Executive Officer Telephone: 214-267-1321 Email: tshaeffer@oryontech.com

10

22.         No Joint Venture. Nothing herein contained shall be construed to place the Parties in the relationship of partners or joint ventures.

23.         No Waiver; Etc. This Lease Agreement may not be waived or modified, except by an express agreement in writing signed by both Parties. There are no representations, promises, warranties, covenants, or undertakings other than those contained in this Lease Agreement with respect to its subject matter, which represents the entire understanding of the Parties. The failure of either Party hereto to enforce, or delay by either Party in enforcing, any of its rights under this Lease Agreement shall not be deemed a continuing waiver or a modification thereof and either Party may, within the time provided by applicable law, commence appropriate legal proceedings to enforce any or all of such rights.

24.         Financing Statements. If Lessor deems it necessary or advisable, Lessee will execute and file financing statements, continuation statements and supplemental instruments pursuant to the Uniform Commercial Code at all locations designated by Lessor and shall cooperate to defend the title of Lessor in the Equipment by filing or otherwise. Lessee authorizes Lessor to record in any state, this Equipment Lease and any financing statements, security agreements and landlord’s waivers with respect to the Equipment or any collateral provided by Lessee to Lessor. Lessee shall pay, or reimburse Lessor for, any filing fees or other expenses incurred in connection with the preparation, execution and filing of said financing and continuation statements.

25.         Further Assurances. Lessee shall execute and deliver to Lessor, upon Lessor’s request, such instruments and assurances as Lessor deems reasonably necessary and advisable for the confirmation or perfection of this Equipment Lease and Lessor’s rights hereunder.

26.         Governing Law. This Lease Agreement shall be construed under the laws of the State of Texas.

27.         Severability. Whenever possible, each provision of this Lease Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Lease Agreement shall be prohibited, void, invalid, or unenforceable under applicable law, such provision shall be ineffective to the extent of such prohibition, invalidity, void ability, or enforceability without invalidating the remainder of such provision or the remaining provisions of this Lease Agreement. If a court ruling, or the controlling principle of law or equity leading to the ruling, is subsequently overruled, modified or amended by legislative, judicial, or administrative action, then the provision(s) in question, as originally set forth in this Lease Agreement, will be deemed to be valid and enforceable to the maximum extent permitted by the new controlling principle of law or equity.

28.         Attorneys’ Fees. Should any litigation be commenced between the Parties concerning this Lease Agreement, or the rights and duties of either in relations thereto, the Party prevailing in such litigation shall be entitled, in addition to such relief as may be granted, to its attorneys’ fees and costs in the litigation.

[Signature page follows]

11

IN WITNESS WHEREOF, the Parties hereto have executed this Lease Agreement this 21st day of January 2014.

LESSOR:		LESSEE:

EFL HOLDINGS TECH B.V.		ORYON TECHNOLOGIES, INC.

By:	/s/ KARL HARTEY	By:	/s/ THOMAS P. SCHAEFFER
Name: Karl Hartey		Name: Thomas P. Schaeffer
Title: Director		Title: Chief Executive Officer

12

EXHIBIT A

EQUIPMENT

ATMACE 1014 1/2 Automatic

ESR IR Turbo Plus dryer 1100 and supplies

ATMACE 1014G 3/4 automatic